UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC
(Translation of registrant's name into English)

2 Triton Square,
Regent's Place,
London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-257705 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933.

This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Santander UK Group Holdings plc

Half Yearly Financial Report 2022

Important information for readers
Santander UK Group Holdings plc and its subsidiaries (collectively called Santander UK or the Santander UK group) operate primarily in the UK and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA.
This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ in the Shareholder information section.
None of the websites referred to in this Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2022 (the Form 6-K), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference into the Form 6-K.

Santander UK Group Holdings plc    1

CEO's review	Financial overview	Risk review	Financial statements	Shareholder information

Chief Executive Officer’s review

Mike Regnier, Chief Executive Officer, commented
“We are living through uncertain economic times and our priority remains doing all we can to support our customers and people. We know many of them are worried about the rising costs of living and doing business, so we have increased the support available through our digital channels on a range of key issues including energy costs, spending and budget planning.
“We are also supporting British businesses with our new pioneering Santander Navigator platform, helping them explore new markets and grow internationally with a wide range of expertise, information and practical support through our extensive global network.
“Despite the uncertain operating environment, the hard work of our teams across the business has helped us deliver a strong set of results for the first half of the year. We have driven a 32% increase in profit from continuing operations before tax, to £993m, underpinned by £7.1bn of net mortgage lending, and enabled over 18,000 customers to take that first step onto the housing ladder in H122.
“The increase in the Bank of England’s base rate has enabled us to increase the interest rate on our 1I2I3 Current Account which continues to provide up to 3% cashback on household bills. We have also been able to increase rates right across our savings range, which are amongst the most competitive on the high street.
“Our ongoing transformation programme has realised £572m savings which has helped to mitigate the impact of rising inflation and allowed us to continue improving our customer experience whilst delivering on our strategic priorities of being a responsible and sustainable business.”
Business highlights
Supporting our customers with what matters most
–Outreach to over 776,000 customers most likely to be impacted by the cost of living crisis, highlighting the support we have available.
–Dedicated support to help customers stay on top of their spending, plan budgets and manage their energy bills.
–Increased the customer interest rate on our 1I2I3 Current Account to 0.75% and on our Regular eSaver account to 2.50%.
–Successfully improved retail NPS score, ranked 4th. Ranked 1st for NPS in Business Banking and Corporate.

A clear focus on our communities and being a sustainable and responsible bank for our customers and colleagues
–Over £6.5bn of green finance since 2020, helping our customers reduce their carbon footprint, targeting £20bn by 20251.
–Launched a home improvement loan with a 25bp discount for mortgage customers improving the energy efficiency of their home.
–Raised and donated over £440k in H122 for the Red Cross and UNHCR to help those affected by the conflict in Ukraine.
–Announced Macmillan Cancer Support as our new charity partner to help transform financial support for those affected by cancer.
–Additional 4% pay increase for 60% of our lower paid employees to help them with the increased cost of living.
–Won Working Families ‘Best for Mental Health & Wellbeing’ award for our physical, mental, social and financial health people support.

H122 financial highlights
Profit from continuing operations before tax2 up 32% to £993m; return on ordinary shareholders' equity of 10.9% (2021: 9.9%) and adjusted RoTE3 of 12.8%, above our cost of capital (2021: 13.2%)
–Banking NIM improved by 16bps to 2.03% (H121: 1.87%).
–Operating expenses down 12%, reflecting lower transformation spend following significant restructuring in 2021.
–Credit impairment charges of £118m (H121: £70m write-backs) due to deterioration in economic outlook.
–Provisions for other liabilities and charges down 38%, as a result of the lower transformation spend.
–Ongoing transformation programme savings of £572m from £837m investment since 2019.
–Profit from continuing operations before tax up 32% to £993m. Adjusted profit from continuing operations3 before tax up 11% largely due to higher operating income.
Proven balance sheet resilience with strong capital and liquidity
–Prudent approach to risk across our businesses and operations with lower Stage 3 ratio of 1.21% (2021: 1.43%).
–Resilient asset quality with low arrears and no material corporate defaults.
–CET1 capital ratio of 15.5% (2021: 15.9%) and UK leverage ratio of 5.2% (2021: 5.2%), well above regulatory requirements.
–Strong LCR of 172%, with £5.3bn wholesale funding issuance transacted.
–The BoE published its first RAF assessment in June, we were the only UK bank with no material issues to achieve resolution identified.
2022 outlook
–We expect our net mortgage lending will be broadly in line with market growth for the year.
–We expect Banking NIM to continue to be above 2021.
–Inflation will impact 2022 operating expenses, although we expect this will be offset by savings from our transformation programme.
–The rising cost of living is impacting our customers, although we have not seen any significant deterioration of credit quality to date.
–The resilience of our balance sheet is underpinned by 85% of customer loans consisting of retail mortgages with a weighted average LTV of 51% (simple average 40%). We have relatively small unsecured lending and BTL portfolios and the £2.9bn of outstanding BBLS and CBILS was made to pre-existing customers which we expect to significantly mitigate potential fraud losses.

Mike Regnier
Chief Executive Officer

1.Includes lending to finance properties with an EPC rating of A and B, renewable energy and electric vehicles as well as financing raised and facilitated.
2.CIB is presented as a discontinued operation after its transfer to SLB under a Part VII banking business transfer scheme, completed on 11 October 2021.
3.Non-IFRS measure. See 'Alternative Performance Measures' in the Financial Overview for details and a reconciliation of adjusted metrics to the nearest IFRS measure.

Santander UK Group Holdings plc    2

CEO's review	Financial overview	Risk review	Financial statements	Shareholder information

Financial overview

Duke Dayal, Chief Financial Officer, commented
"Thanks to the hard work of all our people across the bank, we have produced a strong set of results for the first six months of 2022 which again demonstrates the sustainability of our results in a challenging environment and how far we’ve come in transforming the bank. Despite the macroeconomic pressures we face, our prudent approach to risk and the strength of our capital and liquidity gives us confidence in our resilience. This leaves us well positioned to continue to support our customers and fulfil our purpose to help people and businesses prosper."

Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT
Half Year to

	30 June 2022	30 June 2021
	£m	£m
Net interest income	2,148	1,928
Non-interest income(1)	267	284
Total operating income	2,415	2,212
Operating expenses before credit impairment (losses)/write-backs, provisions and charges	(1,186)	(1,341)
Credit impairment (losses)/write-backs	(118)	70
Provisions for other liabilities and charges	(118)	(190)
Total operating credit impairment (losses)/write-backs, provisions and charges	(236)	(120)
Profit from continuing operations before tax	993	751
Tax on profit from continuing operations	(233)	(204)
Profit from continuing operations after tax	760	547
Profit from discontinued operations after tax	—	24
Profit after tax	760	571
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
A more detailed Consolidated Income Statement is contained in the Condensed Consolidated Interim Financial Statements.
H122 compared to H121
Profit from continuing operations after tax up 39%.
–Net interest income up 11%, following the impact of base rate increases and higher mortgage lending.
–Non-interest income down 6%, as the £71m gain on sale of our UK head office in H121 was not repeated.
–Operating expenses before credit impairment (losses) / write-backs, provisions and charges down 12% largely due to lower transformation programme spend following significant restructuring in 2021.
–Credit impairment losses of £118m driven by the deterioration in the economic outlook, including the higher interest rate environment, and reflecting the risk that higher inflation could impact lending repayments. New to arrears flows remain low. The Stage 3 ratio reduced by 22bps due to the movement of corporate loans to Stage 2 (ECL outlined in the Credit risk section of the Risk review). Cost of risk of -2bps (2021: -11bps).
–Provisions for other liabilities and charges decreased 38%, largely related to lower transformation programme charges following significant restructuring in 2021.
–The effective tax rate for H122 reduced to 23.5% (H121: 27.2%) driven by the favourable timing impact on deferred tax of a legislative reduction in the bank surcharge rate (effective 1 April 2023). This timing benefit will be offset by a higher overall tax rate of 28%, effective 1 April 2023. Tax on profit from continuing operations increased by £29m, driven by higher taxable profits.

Discontinued operations relate to the CIB segment which was moved to SLB under a Part VII banking business transfer scheme, which completed on 11 October 2021.

Adjusted profit from continuing operations before tax1 up 11% (adjusted for transformation, operating lease depreciation, property)
–Adjusted non-interest income1 up 41%, for the reasons noted in the statutory results commentary above, and as the continued strength of the second-hand car market drove higher Consumer Finance income and the cost of wholesale funding liability management in H121 was not repeated.
–Adjusted operating expenses before credit impairment (losses)/ write-backs, provisions and charges1 down 3% with efficiency savings from our transformation programme partially offset by increased financial crime spend and inflationary pressures.
–Adjusted provisions for other liabilities and charges1 up 37%, an increase of £29m. This was primarily due to higher fraud reimbursement charges of £63m in H122 (H121: £37m).

1. Non-IFRS measure. See 'Alternative Performance Measures' in the Financial Overview for details and a reconciliation of adjusted metrics to the nearest IFRS measure.
Santander UK Group Holdings plc    3

CEO's review	Financial overview	Risk review	Financial statements	Shareholder information

PROFIT BEFORE TAX BY SEGMENT
Continuing operations
The segmental information in this Half Yearly Financial Report reflects the reporting structure in place at the reporting date in accordance with the segmental information in Note 2 to the Condensed Consolidated Interim Financial Statements.
Half Year to

	Retail Banking(2)	Consumer Finance(2)	Corporate & Commercial Banking	Corporate Centre	Total
30 June 2022	£m	£m	£m	£m	£m
Net interest income	1,792	92	242	22	2,148
Non-interest income/(expense)(1)	107	101	69	(10)	267
Total operating income	1,899	193	311	12	2,415
Operating expenses before credit impairment (losses)/write-backs, provisions and charges	(832)	(73)	(181)	(100)	(1,186)
Credit impairment (losses)/write-backs	(126)	(13)	19	2	(118)
Provisions for other liabilities and charges	(101)	—	(2)	(15)	(118)
Total operating credit impairment (losses)/write-backs, provisions and charges	(227)	(13)	17	(13)	(236)
Profit/(loss) from continuing operations before tax	840	107	147	(101)	993

30 June 2021
Net interest income/(expense)	1,611	135	202	(20)	1,928
Non-interest income(1)	106	77	51	50	284
Total operating income	1,717	212	253	30	2,212
Operating expenses before credit impairment (losses)/write-backs, provisions and charges	(858)	(90)	(181)	(212)	(1,341)
Credit impairment (losses)/write-backs	28	20	23	(1)	70
Provisions for other liabilities and charges	(67)	—	(5)	(118)	(190)
Total operating credit impairment (losses)/write-backs, provisions and charges	(39)	20	18	(119)	(120)
Profit/(loss) from continuing operations before tax	820	142	90	(301)	751
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
(2)The segmental basis of presentation has changed following a management review of our structure in Q4 2021. Segmental income statements for H121 have been restated to reflect the resegmentation of the Retail Banking segment into the Retail Banking and Consumer Finance segments, as reflected in Note 2 to the Condensed Consolidated Interim Financial Statements.

H122 compared to H121
–Retail Banking: Profit increased driven by higher mortgage volumes, base rate rises and lower operating costs.
–Consumer Finance: Profit decreased which included the £32m impact of the sale of our PSA shareholding in July 2021. Non-interest income was higher from the increase in the value of second hand cars and we made a charge for credit impairment losses following write-backs in H121.
–CCB: Profit increased primarily due to higher interest margins including the impact of base rate increases and higher fee income with the growth of high value clients.
–Corporate Centre: Loss decreased due to lower transformation programme spending, partially offset by the H121 gain on property sale.
Santander UK Group Holdings plc    4

CEO's review	Financial overview	Risk review	Financial statements	Shareholder information

Balance sheet review
CUSTOMER BALANCES
This section analyses customer loans and customer deposits at a consolidated level and by business segment. The customer balances below exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral. A reconciliation between the customer balances below and the total assets as presented in the Condensed Consolidated Interim Balance Sheet is set out in the Risk review.
Consolidated

	30 June 2022	31 December 2021
	£bn	£bn
Customer loans	217.5	210.6
Other assets(1)	73.3	83.1
Total assets	290.8	293.7
Customer deposits	190.1	192.2
Total wholesale funding	68.6	65.4
Other liabilities	16.2	19.8
Total liabilities	274.9	277.4
Shareholders' equity	15.9	16.1
Non-controlling interest	—	0.2
Total liabilities and equity	290.8	293.7
(1) At 30 June 2022, includes £49m of property assets classified as held for sale.
Further analysis of credit risk on customer loans is set out in the Credit risk section of the Risk review.
30 June 2022 compared to 31 December 2021
–Customer loans increased £6.9bn, with £7.1bn of net mortgage lending (£18.9bn of gross mortgage lending), supported by a strong mortgage market.
–Customer deposits decreased £2.1bn, largely due to competitive pressures in Retail Banking deposits, which we expect to stabilise going forward.
–Other assets and other liabilities fell, primarily reflecting our approach to liquidity management in H122.

Customer loans by segment

	30 June 2022	31 December 2021
	£bn	£bn
Retail Banking	192.3	185.6
Consumer Finance	5.1	5.0
CCB [1]	17.4	17.0
Corporate Centre [2]	2.7	3.0
Total	217.5	210.6
(1) CCB customer loans includes £4.5bn of CRE loans (31 December 2021: £4.4bn).
(2) Corporate Centre customer loans includes Social Housing lending of £1.7bn (31 December 2021: £2.2bn).

Customer deposits by segment

	30 June 2022	31 December 2021
	£bn	£bn
Retail Banking	154.8	157.0
CCB	25.3	25.6
Corporate Centre [1]	10.0	9.6
Total	190.1	192.2
(1) Corporate Centre customer deposits includes deposits in Crown Dependencies of £1.0bn (31 December 2021: £0.7bn).
Retail Banking customer loans and customer deposits by portfolio

	30 June 2022	31 December 2021
	£bn	£bn
Mortgages	184.4	177.3
Business banking	3.0	3.5
Other unsecured lending	4.9	4.8
Retail Banking customer loans	192.3	185.6
Current accounts	79.7	80.7
Savings accounts	57.1	57.8
Business banking accounts	12.5	13.1
Other retail products	5.5	5.4
Retail Banking customer deposits	154.8	157.0

Santander UK Group Holdings plc    5

CEO's review	Financial overview	Risk review	Financial statements	Shareholder information

Treasury

Key capital metrics

	30 June 2022	31 December 2021
	£bn	£bn
Capital
CET1 capital	10.9	10.8
Total qualifying regulatory capital	14.6	14.7
CET1 capital ratio	15.5%	15.9%
Total capital ratio	20.8%	21.6%
UK leverage ratio	5.2%	5.2%
Risk-weighted assets	70.4	68.1
UK leverage exposure	248.6	246.3

Summarised change in CET1 capital ratio

	Change	CET1 capital ratio
	bps	%
31 December 2021		15.9
Regulatory changes on 1 January 2022	(38)
Pro forma at 1 January 2022		15.5
Profit post distributions	41
Fixed pension deficit contributions	(13)
Expected loss provisions	7
Other	4
RWA growth	(41)
30 June 2022		15.5

30 June 2022 compared to 31 December 2021

Capital ratios impacted by the change in treatment of software assets
–The CET1 capital ratio decreased 40bp to 15.5%, largely due to the regulatory changes that took effect from January 2022. RWA growth in Retail Banking and Consumer Finance was offset by retained profit. The business remains strongly capitalised.
–The UK leverage ratio was unchanged as the impact of the change in treatment of software assets on 1 January 2022 was offset by retained profit. UK leverage exposure remained broadly stable.
–Total capital ratio decreased by 80bp to 20.8%, due to the one-off regulatory changes that took effect on 1 January 2022 and the reduction in Additional Tier 1 and Tier 2 capital securities recognised following the end of the CRR Grandfathering period on 1 January 2022.
–2022 ordinary share dividends are expected to be in line with our existing dividend policy of 50% of recurring profit after tax.

CET1 capital ratio at 30 June 2022

Minimum
%
Pillar 1	4.5
Pillar 2A	3.0
Capital conservation buffer	2.5
Current MDA trigger	10.0
Headroom	5.5
CET1 capital ratio	15.5

Significant headroom to minimum capital requirements and MDA
–Our current capital position provides significant headroom of 550bps above our MDA trigger.
–The UK leverage ratio is160bps above the regulatory minimum and buffers.

Santander UK Group Holdings plc    6

CEO's review	Financial overview	Risk review	Financial statements	Shareholder information

Key funding and liquidity metrics

	30 June 2022	31 December 2021
	£bn	£bn
Loan to deposit ratio	116%	111%
Total wholesale funding and AT1	70.8	67.8
of which TFSME	31.9	31.9
of which with a residual maturity of less than one year	9.8	10.2
LCR	172%	n.a.
RFB DolSub LCR(1)	166%	166%
SFS LCR(1)	171%	206%
LCR eligible liquidity pool	49.3	n.a.
(1) LCR impacted by sale of a £0.6bn retail mortgage portfolio from Santander UK plc to Santander Financial Services plc in May 2022.

Liquidity metrics reported for Santander UK from 1 January 2022 following the adoption of the CRR2 regulation.
30 June 2022 compared to 31 December 2021
Strong funding across a range of diverse products
–Total wholesale funding increased although funding costs improved with buy backs and maturities being refinanced at lower cost.
–Issuances to date of £5.3bn, including issuance of MREL of £1.2bn equivalent and £4.1bn of non-MREL issuance from Santander UK plc, our RFB.
–We expect to issue between £2bn and £3bn of MREL in 2022, which will replace £1.2bn of MREL which will be called in 2022 and c£0.8bn of existing MREL which will become ineligible.
–In May 2022, we issued a £750m AT1 to our parent and called an existing AT1 in June 2022.

Santander UK Group Holdings plc    7

CEO's review	Financial overview	Risk review	Financial statements	Shareholder information

Alternative Performance Measures (APMs)
In addition to the financial information prepared under IFRS, this Half Yearly Financial Report contains non-IFRS financial measures that constitute APMs, as defined in European Securities and Markets Authority (ESMA) guidelines and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this Half Yearly Financial Report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.
We use these APMs when planning, monitoring and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

Adjusted APMs
In H122, we identified the same adjusted APMs as those set out in our 2021 Annual Report on Form 20-F (the 2021 Annual Report).

Reconciliation of adjusted APMs to nearest IFRS measure
a) Adjusted profit metrics
Non-interest income, operating expenses before credit impairment (losses)/write-backs, provisions and charges, provisions for other liabilities and charges, and profit from continuing operations before tax are all adjusted for items management believe to be significant, to facilitate operating performance comparisons from period to period.

	Ref.	30 June 2022	30 June 2021
		£m	£m
Non-interest income
Reported	(i)	267	284
Adjust for operating lease depreciation		(42)	(48)
Adjust for net loss / (gain) on sale of property		7	(71)
Adjusted	(ii)	232	165

Operating expenses before credit impairment (losses)/write-backs, provisions and charges
Reported	(iii)	(1,186)	(1,341)
Adjust for transformation		83	195
Adjust for operating lease depreciation		42	48
Adjusted	(iv)	(1,061)	(1,098)

Provisions for other liabilities and charges
Reported		(118)	(190)
Adjust for transformation		11	112
Adjusted		(107)	(78)

Profit from continuing operations before tax
Reported		993	751
Specific income, expenses and charges		101	236
Adjusted profit from continuing operations before tax		1,094	987

The financial results for H122 and H121 were impacted by a number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £101m in H122 and £236m in H121. The specific income, expenses and charges are outlined below:
–Operating lease depreciation
We adjust operating expenses and non-interest income for operating lease depreciation. We believe this provides a clearer explanation of expenses and income as operating lease depreciation is a direct cost associated with growing business volumes largely in Consumer Finance.
–Net loss / (gain) on sale of property
Previously named ‘net gain on sale of London head office and branch properties’, now also includes subsequent sale of property under our transformation programme.
–Transformation costs and charges
Transformation costs and charges relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets.

b) Adjusted cost-to-income ratio
Calculated as adjusted total operating expenses before credit impairment (losses) / write-backs, provisions and charges as a percentage of the total of net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.

	Ref.	30 June 2022	30 June 2021
		%	%
Cost-to-income ratio	(iii) divided by the sum of (i) and net interest income	49%	61%
Adjusted cost-to-income ratio	(iv) divided by the sum of (ii) and net interest income	45%	52%

Santander UK Group Holdings plc    8

CEO's review	Financial overview	Risk review	Financial statements	Shareholder information

c) Adjusted RoTE
Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments, and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.
Adjusted RoTE of 12.8% decreased slightly due to changes in adjusted average tangible equity as shown below.

		Specific income, expenses and charges	As adjusted

30 June 2022	£m	£m	£m
Profit after tax	760	74	834
Annualised profit after tax	1,533		1,681
Phasing adjustments	—		(58)
Less non-controlling interests of annual profit	(17)		(17)
Profit due to equity holders of the parent (A)	1,516		1,606

		Equity adjustments	As adjusted

30 June 2022	£m	£m	£m
Average shareholders' equity	16,164
Less average AT1 securities	(2,194)
Less average non-controlling interests	(118)
Average ordinary shareholders' equity (B)	13,852
Average goodwill and intangible assets	(1,542)
Average tangible equity (C)	12,310	229	12,539

Return on ordinary shareholders’ equity (A/B)	10.9%		—
Adjusted RoTE (A/C)	—		12.8%

		Specific income, expenses and charges	As adjusted

31 December 2021	£m	£m	£m
Profit after tax	1,405	244	1,649
Less non-controlling interests of annual profit	(36)		(36)
Profit due to equity holders of the parent (A)	1,369		1,613

		Equity adjustments	As adjusted

31 December 2021	£m	£m	£m
Average shareholders' equity	16,312
Less average AT1 securities	(2,216)
Less average non-controlling interests	(316)
Average ordinary shareholders' equity (B)	13,780
Average goodwill and intangible assets	(1,597)
Average tangible equity (C)	12,183	61	12,244

Return on ordinary shareholders’ equity (A/B)	9.9%		—
RoTE (A/C)	—		13.2%

–Specific income, expenses, charges
Details of these items are outlined in 'a) Adjusted profit metrics and average customer assets' above, with a total impact on profit from continuing operations before tax of £101m. The impact of these items on the taxation charge was £27m and on profit after tax was £74m. Tax is effected at the standard rate of corporation tax including the bank surcharge, except for items such as conduct provisions which are not tax deductible.

–Equity adjustments
These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.
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Risk governance
INTRODUCTION
As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance, withstand stresses, such as the impacts of the Covid-19 pandemic, and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.

RISK FRAMEWORK
How we define risk
Key risk types
Our key risk types help us define the risks to which we are exposed. For definitions of our key risk types, see ‘How we define risk’ on page 76 of the 2021 Annual Report.
Top and emerging risks
Several of our risk types also have top and/or emerging risks associated with them. For details, see 'Top and emerging risks' on page 77 of the 2021 Annual Report.

30 June 2022 compared to 31 December 2021
In H122, there were no significant changes in our risk governance, including our key risk types and our top and emerging risks, as described in the 2021 Annual Report, except as follows:
Top risks
In H122, we introduced two new Top risks: Inflationary and supply chain pressures, which was added following the onset of the conflict in Ukraine which exacerbated already elevated inflation levels; and Fraud risk, reflecting industry wide increases in fraud levels and losses. Capacity and Capability challenges exist across the business, against a backdrop of a tight labour market and intense competition for expertise in many specialist areas. These issues continue to be reflected in our People and Change Agenda Delivery Top risks.
Inflationary and Supply Chain Pressures
This covers potential impacts on our retail customers from cost-of-living increases and rising interest rates and on our corporate and commercial customers from business cost increases and supply chain pressures. We have also incorporated into this newly recognised risk the remaining Covid-19 and Brexit related impacts, which were Top risks in 2021. We have taken actions to adjust affordability criteria in our retail lending decisions, increased customer support capacity, and continue close monitoring of our credit portfolios for any indications of stress in our customer base.
Fraud risk
Changes in the external and regulatory environment have had a direct impact on losses across the banking industry. Fraud losses now consistently form a significant proportion of our operational losses. We continue to take actions to improve our fraud prevention capabilities and reduce case volumes under our Fraud Transformation programme.
Other Top risk profile movements
Financial Crime risk: ongoing developments related to the implementation of Russian sanctions have added further complexity to mitigating our compliance risks and maintaining operational resilience in our Financial Crime Centre of Excellence. We continue to execute our Financial Crime Transformation and Remediation programme in order to enhance controls and provide additional analytics capacity.
IT risk: The importance of IT continued to be re-iterated by some outages to customer services in H122, although there has been a continued trend downwards in such incidents from H221. We are finalising a multi-year IT Infrastructure remediation plan, for Board approval, with the aim of securing risk reduction benefits which will accrue throughout the plan period.
Emerging risks
In H122, the emerging risk landscape evolved rapidly in terms of complexity and uncertainty. This is particularly pertinent in the Macro and Geopolitical risk environment, with the conflict in Ukraine likely becoming more protracted, along with collateral impacts on energy, food and commodity prices. This is occurring against a back-drop of global industrial sector transition (decarbonisation). We are focused on incorporating the associated risks into our business plans and stress testing exercises, where relevant.
Uncertain Macro and Geopolitical risks - the conflict in Ukraine has also highlighted the potential for additional inflationary and supply chain risks. De-globalisation trends also appear to be accelerating with energy and food security being significant drivers. The political environment in the UK has also become more uncertain, with the Prime Minister's resignation in early July.
The May 2022 ECB Financial Stability Review highlighted the risks of potential economic stress, impacting financial stability in the Euro area and globally. Wider credit spreads could increase wholesale funding costs for the banking industry. Our funding plans and liability strategies are regularly reviewed and challenged.
Modelling risks in the current environment are also becoming more challenging to manage, particularly given the recent escalation in inflation to 40-year highs, and subsequent rapid monetary policy tightening.
In addition to Climate Change risk, which we manage as one of our Top risks, there is increasing regulatory and stakeholder focus on broader ESG risk, particularly the financial impacts related to nature-related risks which could impact our suppliers and customers to whom we lend. We are developing a risk capability gap assessment to facilitate mitigation of these risks, and in anticipation of regulatory reporting requirements. A separate Half Year ESG Supplement is available on our website.
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Credit risk

Overview
Credit risk is the risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for which we assumed a financial obligation.

Credit risk management
In H122, there were no significant changes in the way we manage credit risk as described in the 2021 Annual Report, except that we updated our definition of default and revised our Post Model Adjustments, as described below.

Credit risk review
In this section, we analyse our key credit risk metrics.
Key metrics Stage 3 ratio of 1.21% (2021: 1.43%). Loss allowances of £923m (2021: £866m). Balance weighted average LTV of 68% (2021: 66%) on new mortgage lending.

Introduction
We manage credit risk across all our business segments in line with the credit risk lifecycle. We tailor the way we manage risk across the lifecycle to the type of customer. There have been no significant changes in the way we manage credit risk as described in the 2021 Annual Report, except that we updated our definition of default and revised our Post Model Adjustments, as described below.
We provide an update on the key changes to the inputs to our ECL model below.

Recognising ECL
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a Significant Increase in Credit Risk (SICR) since the origination date. The ECL approach takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted in order to reflect the risk of a loss being incurred even when it is considered unlikely.

Multiple economic scenarios and probability weights
For all our portfolios we use five forward-looking economic scenarios. For H122, they consist of a central base case, one upside scenario and three downside scenarios. We use five scenarios to reflect a wide range of possible outcomes for the UK economy.
The UK economy has faced a range of challenges over the last two years, including from Brexit and, most significantly, the Covid-19 pandemic. Attention has now switched to the high rates of inflation seen globally, exacerbated by the conflict in Ukraine which triggered a sharp increase in commodity prices.
GDP grew by 0.5% in May 2022, with all sectors posting growth for the first time since January. The outlook remains uncertain, with inflation hitting record levels and real disposable income set to drop by c2% this year. A much larger increase in the energy price cap in October 2022 is expected, creating additional challenges for our customers and leading to a further spike in inflation in late 2022, creating further cost of living challenges for households and businesses well into 2023.
The scenarios continue to encapsulate different potential outcomes from the base case. The stubborn inflation scenario is based on higher inflation which is persistently above the Bank of England target. This results in the base rate peaking at 5%, further adding to the cost of living crisis and reducing consumer demand. The other downside scenarios capture a range of risks, including continuing weaker investment reflecting the turbulent political global environment; emergence of new Covid-19 strains which are immune to vaccines leading to further restrictions; a larger negative impact from the EU trade deal given ongoing issues such as in Northern Ireland; and a continuing and significant mismatch between vacancies and skills, as well as a smaller labour force.
Our five scenarios capture a range of inflation outcomes through the different base rate profiles used. For example, in the stubbornly high inflation scenario, base rate peaks at 5% in response to the greater persistence of above target inflation compared to the base case.
The scenario weights for 30 June 2022 have not changed given many of the risks to the base case have not materially changed, including the impacts of stubborn inflation. The scenario weights for 31 March 2022 were adjusted to reflect market forecasts for lower growth and higher inflation as outlined below. A scenario for stubborn inflation was introduced, replacing the downside 3 scenario.

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Base case
For our base case, the forecasts are based on the following assumptions: that there are no further lockdowns due to rising Covid infections; that supply constraints continue easing in H2 2022; that inflation remains above target until the end of 2023; and that the conflict in Ukraine does not escalate into further areas. It is normal practice to review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances, and we will continue to follow that approach particularly as the advice the UK Government issues is subject to change in this fluid environment.

Base case key macroeconomic assumptions
–House price growth: Despite the prospect of tougher times ahead, there has not been a significant slowdown in house price growth in H122. With unemployment continuing to remain low; conditions for buying still favourable, albeit with mortgage rates increasing in line with Bank Rate rises, and with the supply side remaining weak, this is expected to help keep house prices from falling dramatically. On this basis we are projecting an increase of 5% by the end of 2022 but with growth reducing to 2% in 2023 due to the income squeeze and higher mortgage rates, although this will vary across the UK regions.

–GDP: Although the start to 2022 was positive with strong growth in January as the Omicron restrictions were lifted, the outlook is far less positive. With inflation continuing to be significantly above target; a further increase in the Ofgem price cap for October likely; rising interest rates; and the negative spillovers from the ongoing conflict in Ukraine, UK growth is expected to struggle through 2022 and into 2023. Households and businesses will look to mitigate these effects by reducing consumption where possible and potentially using savings or credit to bolster falling real incomes. This is likely, along with the additional costs, to weigh on businesses with some firms falling into insolvency. In terms of growth for 2022, Q1 saw some catch up in growth, but for Q2 the cost-of-living increase has started to bite, and growth rates will fall back to below average levels over 2022. Although a recession is not forecast, in part due to the support offered by the government, there is the potential for negative growth in Q2 as the additional bank holiday will have the effect of reducing growth. A technical recession remains a risk throughout this year.

–Unemployment rate: Unemployment has now fallen to its pre-pandemic rate. Vacancies remain at high levels despite lower business confidence and the inactive workforce is still much larger than pre-pandemic levels. However, with the triple effect of rising energy costs; continuing supply constraints pushing up input prices; and increases in taxes and interest rates, it is likely that demand from firms for jobs will fall back in H222 as some firms become insolvent and others find that demand for goods and services reduce as households restrict spending as real earnings fall. Whilst the forecast does not assume a large rise in unemployment, the rate increases to 4.3% by the end of 2023 as demand and supply conditions for labour change, including a shift into work of some of the current inactive workforce.

–Bank Rate: For the Bank Rate forecast, the last actual data point that could be used was June 2022. Since then, the MPC raised rates further to 1.75% in early August 2022. The base case has Bank Rate at 2% at the end of 2022 which is broadly in line with consensus views and assumes three further rises in rates of 25bps from June 2022. In 2023 it assumes one additional rise of 25bps, taking the terminal rate to 2.25%. These further increases are designed to bring CPI inflation back towards target by the end of 2023/beginning of 2024. Bank rate remains flat at 2.25% over the rest of the forecast period as inflation starts to drop back. The Bank of England look to bed in these new rates and to understand its effects on businesses.

In the medium-term, the projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential. For instance, it is likely that the reduction in the UK workforce continues and that this will have a knock-on impact for the economy, particularly if there are shortages of skilled workers in particular sectors. This is reflected in an average annual growth expectation of 1.6%, the OBR’s latest estimate of the UK’s long run average growth rate. CPI inflation is forecast to be significantly above the 2% target rate in the initial forecast period but then falls to target by the end. With higher levels of savings, consumers use a proportion of these to help support household spending power through 2022.
Key changes to our base case in H122
The key changes to our base case assumptions in H122 were: (i) weaker GDP growth in 2022 and 2023 which largely reflects the bigger hit to consumer spending from the squeeze on real incomes; (ii) higher inflation in response to rising food, fuel and utility bills that is likely to push the peak to c.11-12% in the autumn; (iii) a steeper Bank Rate profile with rates now reaching 2% by the end of 2022 with a further 25 bps rise to 2.25%. Thereafter, rates are held flat over the remainder of the forecast period. This had the effect of increasing the weighted average of the Bank Rate across the five scenarios to 2.75%; and (iv) house price growth is lower in 2023 at 2%.
Other scenarios
Based on this revised base case, we have reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy. These include (i) reflecting persistent above target inflation over the forecast period; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii) labour market frictions due to skills mismatches and a shrinking workforce as some discouraged workers leave altogether (for example EU workers returning to their native countries and older UK-born workers retiring early); and (iv) the global economy recovering more swiftly from higher inflation.

To reflect these potential outcomes, we decided to continue to use the base case and four additional scenarios, which management considers provides a range wide enough to reflect all the above potential outcomes. However, as the risks remain skewed to the downside, to reflect these outcomes sufficiently, we concluded that only one upside scenario would be needed to reflect the upside risks to the base case. As with the base case, the scenarios are forecast over a five-year period and then mean revert over the next three years to the OBR's latest estimate of the UK's long run average growth rate.

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The four scenarios are as follows:
One upside scenario
Our modest upside scenario remains appropriate given supply side constraints may fall back quicker than expected, with a faster global recovery and inflation falling more rapidly than expected, along with the UK quickly concluding trade agreements with several countries, with minimum effective tariffs. It is also based on productivity growth recovering and consumers feeling more confident to spend a higher proportion of the savings that were enforced during the pandemic. Combined with a strong supply side response, it allows interest rates to rise in a gradual and well managed fashion. In this scenario, GDP remains stronger than the base case with house prices remaining relatively stable despite a modest increase in unemployment. HPI for Upside 1 is less positive than for the base case and is based on the HPI equations built into the Oxford Global Economic Model (OGEM) and the particular GDP profile used, whereas our base case reflects our planning view which allows for flexibility to align what is currently seen in the market to the outlook of the economic variable forecast.
Three downside scenarios
Downside 1 assumes that inflation takes longer to fall back, which exacerbates the cost-of-living crisis and leads to a technical recession in early 2023. The scenario also assumes that further lockdowns among some of the UK’s key trading partners exacerbate supply constraints and means inflation runs higher and for longer, which in turn depresses UK trade and delays the recovery in growth. While global monetary conditions start to tighten, the Bank of England keeps monetary policy accommodative (rates are held at 1%) to support the flagging UK economy. Business and consumer confidence remain low given the subdued economic outlook. House prices start to decline, with business investment continuing to fall. As a result, annual GDP growth struggles to approach typical estimates of trend growth for an extended period until the process of rebalancing the UK economy away from the EU and the Single Market is complete.
Downside 2 reflects a severe downturn with a marked fall in GDP, rising unemployment and falling house prices, with higher inflation creating negative wage growth which feeds across the whole economy. It also assumes that the incidence of major risk events, for example those caused by climate change, exposing further risks to countries’ vulnerable fiscal position and the means to respond to such events, which results in growth taking far longer to recover. For businesses, it reflects a slower return to profitability and more insolvencies with companies struggling to adapt to the new trading conditions with the EU, which create supply bottlenecks and push up manufacturing costs that businesses can no longer absorb, forcing them to pass this burden onto consumers. With business confidence weak and investment contracting, a reduction in investor appetite for UK assets causes a sharp depreciation in sterling which pushes up imported inflation and causes the MPC to raise rates significantly. There is a substantial rise in interest rates of up to 3%, which results in a large increase in debt-service costs to households and a rapid undermining of demand in the housing market. House values fall sharply and the combination of rising interest rates and unemployment with falling house prices results in a rising profile of credit impairment losses.
Downside 3 which was related to Covid-19 has been replaced by a stubborn inflation scenario. The scenario is based on higher inflation, which is persistently above target, due to a combination of factors including higher energy costs exacerbated by the conflict in Ukraine; continuous wage rises resulting in a spiral effect; falling productivity; and supply constraints pushing up input prices. Inflation has a negative effect on economic growth that is exacerbated by the need to raise Bank Rate quickly to try and reduce the spike in inflation, with Bank Rate reaching 5% in Q1 2024 and remaining at that level until the end of 2024. GDP remains negative for all of 2023 causing a recession as more than two consecutive quarters are negative and there is an increase in unemployment as higher costs push some businesses into insolvency. Unemployment peaks at a little over 6% towards the end of the forecast period as Bank Rate remains at higher levels compared to recent history and growth is still weak due to low productivity as investment remains low. The large increases in Bank Rate and falling real incomes result in house prices falling and growth remaining negative until the end of 2026. Thereafter Bank Rate falls back as inflation is brought under control and growth returns to average quarterly levels, although there may be some permanent scarring in terms of catch-up growth.
Key changes to our alternative scenarios in H122
The key changes to our alternative scenarios in H122 were to Downside 3, which was changed from a pandemic scenario to one considering the effects of persistently above target inflation; to the Bank Rate profile of the scenarios to reflect current levels; and changes to the base case, historical data for each variable, and the OGEM. We did not make any other methodological changes to the scenarios. The combination of these different inputs will mean differences across the variables for each of the alternative scenarios when we update them each quarter. We continue to compare the variables between each quarter and review any large changes to ensure they are not erroneous.
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The table below sets out our macroeconomic assumptions for each of the five scenarios at 30 June 2022:

		Upside 1	Base case	Downside 1	Downside 2	Stubborn Inflation
		%	%	%	%	%
GDP(1)	2021	7.4	7.4	7.4	7.4	7.4
	2022	3.7	3.5	3.3	0.5	2.5
	2023	1.1	0.9	0.0	(3.3)	(1.7)
	2024	1.8	1.3	0.4	1.4	0.1
	2025	1.8	1.4	0.3	1.4	0.7
	2026	2.0	1.5	0.4	1.5	1.0
Bank Rate(1)	2021	0.25	0.25	0.25	0.25	0.25
	2022	1.50	2.00	1.00	1.75	2.50
	2023	1.75	2.25	1.00	2.75	4.50
	2024	2.00	2.25	1.00	3.00	5.00
	2025	2.00	2.25	1.00	2.50	3.50
	2026	2.00	2.25	1.00	2.25	2.50
HPI(1)	2021	8.7	8.7	8.7	8.7	8.7
	2022	6.2	5.0	5.9	3.6	5.3
	2023	(1.9)	2.0	(3.7)	(12.6)	(7.4)
	2024	(1.8)	3.0	(5.4)	(10.2)	(8.7)
	2025	0.5	3.5	(3.8)	(1.5)	(4.1)
	2026	3.0	3.5	(1.3)	4.9	1.0
Unemployment(1)	2021	4.1	4.1	4.1	4.1	4.1
	2022	3.7	4.2	3.9	5.2	4.3
	2023	3.8	4.3	4.4	6.7	5.4
	2024	4.0	4.1	5.1	6.7	6.0
	2025	4.1	4.1	5.6	6.6	6.3
	2026	4.0	4.1	5.9	6.4	6.3

The table below sets out our macroeconomic assumptions for each of the five scenarios at 31 December 2021:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
		%	%	%	%	%
GDP(1)	2020	(9.7)	(9.7)	(9.7)	(9.7)	(9.7)
	2021	7.0	6.9	6.8	6.2	5.6
	2022	4.8	4.6	4.1	(0.7)	(7.5)
	2023	2.2	1.7	0.9	0.5	3.1
	2024	1.9	1.5	0.5	1.6	1.5
	2025	2.1	1.6	0.5	1.7	1.5
Bank Rate(1)	2020	0.10	0.10	0.10	0.10	0.10
	2021	0.25	0.25	0.25	0.25	0.25
	2022	0.75	0.75	0.75	1.00	(0.50)
	2023	0.75	0.75	0.75	2.00	0.00
	2024	1.25	0.75	1.00	3.00	0.00
	2025	1.75	0.75	1.00	2.75	0.00
HPI(1)	2020	6.9	6.9	6.9	6.9	6.9
	2021	5.4	5.0	5.4	5.4	(2.5)
	2022	(0.8)	2.0	(1.8)	(8.3)	(19.6)
	2023	(2.0)	2.0	(4.6)	(13.1)	(9.3)
	2024	1.0	2.0	(3.1)	(4.8)	2.4
	2025	3.8	2.0	(0.7)	4.3	3.3
Unemployment(1)	2020	5.2	5.2	5.2	5.2	5.2
	2021	4.4	4.7	4.4	4.4	6.8
	2022	4.4	4.5	4.8	6.9	11.4
	2023	4.2	4.4	5.0	6.9	8.7
	2024	3.9	4.3	5.1	6.4	8.0
	2025	3.7	4.3	5.4	6.1	7.4
(1)GDP is the calendar year annual growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.

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Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for 30 June 2022 and 31 December 2021 were:

		Upside 1	Base case	Downside 1	Downside 2	Stubborn Inflation
30 June 2022		%	%	%	%	%
House price growth	5-year average increase/decrease	1.14	3.39	(1.74)	(3.41)	(2.92)
	Peak/(trough) at (1)	(3.83)	0.00	(13.51)	(23.94)	(19.28)
GDP	5-year average increase/decrease	2.08	1.71	0.87	0.29	0.51
	Cumulative growth/(fall) to peak/(trough) (2)	10.83	8.84	4.44	1.47	2.56
Unemployment rate	5-year end period	3.98	4.10	5.95	6.37	6.30
	Peak/(trough) at (1)	4.14	4.30	5.95	6.70	6.33
Bank of England bank rate	5-year end period	2.00	2.25	1.00	2.25	2.50
	Peak/(trough) at (1)	2.00	2.25	1.00	3.00	5.00

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
31 December 2021		%	%	%	%	%
House price growth	5-year average increase/decrease	1.30	2.00	(1.78)	(3.27)	(6.00)
	Peak/(trough) at (1)	(3.07)	0.00	(9.87)	(24.03)	(32.12)
GDP	5-year average increase/decrease	2.33	1.89	0.93	0.49	(0.58)
	Cumulative growth/(fall) to peak/(trough) (2)	12.19	9.83	4.75	2.48	(2.85)
Unemployment rate	5-year end period	3.60	4.30	5.65	5.95	6.80
	Peak/(trough) at (1)	4.45	4.70	5.65	7.27	11.90
Bank of England bank rate	5-year end period	2.00	0.75	1.00	2.25	0.25
	Peak/(trough) at (1)	2.00	0.75	1.00	3.00	(0.50)
(1)For GDP and house price growth it is the peak to trough change within the 5-year period; for the unemployment rate it is the peak; and for Bank Rate it is the peak or trough.
(2)This is the cumulative growth for the 5-year period.

Scenario weights
Each quarter, we undertake a full review of the probability weights applied to all the scenarios. The setting of probability weights needs to consider the probability of the economic scenarios occurring, while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support the initial assessment of how likely a scenario is to occur, we typically undertake a Monte Carlo analysis which would ascertain the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average allows us to estimate the probability of a given GDP scenario occurring and therefore assign a probability weight to that scenario. However, a key challenge with this approach in a stressed environment like the one seen in 2020 is that extreme GDP forecasts can occur.
We continue to use the entire historical GDP data set available for the Monte Carlo analysis to smooth out the large GDP data swings that the pandemic gave. For H122, the base case sits around the 30th percentile having dropped down slightly now that both 2020 and 2021 growth rates are captured. Under the longer period, the Downside 2 scenario, which has the lowest CAGR, now sits below the 10th percentile suggesting that a lower weight than the base case remains appropriate.
We also need to consider the UK economic and political environment when applying weights. Given the current cost of living crisis, we remain of the view that the risks to UK growth are still biased to the downside and include: a substantial increase in inflation staying above target for longer, which raises the cost of living reducing consumer demand; continuing weak investment reflecting the turbulent political global environment; further development of Covid strains that are immune to vaccines leading to further restrictions; a larger negative impact from the EU trade deal given ongoing issues such as in NI; a continuing and significant mismatch between vacancies and skills along with a smaller labour force; and the increasing possibility of a second Scottish referendum which may bring disruption to any recovery in the latter years of the forecast. As such, it remains appropriate to reflect this with a 55% cumulative weighting for the downside scenarios. The stubborn inflation scenario has a heavier weight compared to the old downside 3 scenario as, firstly, this scenario is more representative of the current climate of potential stagflation and, secondly, the old downside 3 scenario was a more severe stress scenario and had a lower likelihood of occurring.
The scenario weights we applied for 30 June 2022 and 31 December 2021 were:

	Upside 1	Base case	Downside 1	Downside 2	Stubborn Inflation
Scenario weights	%	%	%	%	%
30 June 2022	5	40	15	20	20

	Upside 1	Base case	Downside 1	Downside 2	Downside 3
Scenario weights	%	%	%	%	%
31 December 2021	5	45	25	20	5
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Definition of default (Credit impaired)
We define a financial instrument as in default (i.e. credit impaired) for purposes of calculating ECL if it is more than three months past due, or if we have data to make us doubt the customer can keep up with their payments i.e. they are unlikely to pay. The data we have on customers varies across our business segments. It typically includes where:

Retail Banking and Consumer Finance
–They have been reported bankrupt or insolvent and are in arrears
–Their loan term has ended, but they still owe us money more than three months later
–They have had forbearance while in default and have failed to perform under the new arrangement terms, or have had multiple forbearance. Performing forborne accounts while not in default are reported in Stage 2

–We have suspended their fees and interest because they are in financial difficulties
–We have repossessed the property.
Corporate & Commercial Banking and Corporate Centre
–They have had a winding up notice issued, or something happens that is likely to trigger insolvency – such as another lender calls in a loan
–Something happens that makes them less likely to be able to pay us – such as they lose an important client or contract
–They have regularly missed or delayed payments, even though they have not gone over the three-month limit for default
–Their loan is unlikely to be refinanced or repaid in full on maturity
–Their loan has an excessive LTV that is unlikely to be resolved, such as by a change in planning policy, pay-downs, or increase in market value
–Loans restructured under financial difficulties, classified as forborne transactions, in last 12 months.
Where we use the advanced internal ratings-based basis for a portfolio in our capital calculations, there are differences with the default definitions for ECL purposes. The main differences are as follows:
–Performing forborne accounts while not in default are in Stage 2 until they cure their forbearance status (measured as 12 consecutive months of successful payments).
–Performing non-forborne accounts, which under our internal rating-based basis are subject to a 3-month cure period, for accounting purposes we classify them in Stage 2 until they cure all SICR triggers.
The CRPF reviews and approves the definition of default each year, or more often if we change it.
Following the implementation of a new definition of default in early 2022, the Stage 3 ratio increased by 7bps (£0.2bn). This was due to the inclusion of non-performing forbearance accounts which were previously reported in Stage 2 and are now reported in Stage 3, subject to a 12-month probation period in line with our regulatory default definition. The change in definition was a change in estimate and therefore prior periods have not been amended.

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Post Model Adjustments (PMAs)
In H122, there were no changes to the PMAs that we apply as described in the 2021 Annual Report, except for the following:
–Affordability of unsecured lending repayments: We introduced new PMAs to account for the potential repayment affordability risk among those customers with low disposable income. These PMAs increased our ECL by £42m.
–Mortgage probability of default: We uplifted our modelled mortgage probability of default as back testing and monitoring shows a risk of model underestimation. This PMA increased our ECL by £20m.
–Corporate sector staging risks: We introduced new PMAs to reflect the corporate lending risks to those sectors which are susceptible to high inflation and energy prices, higher input costs, potential for lower consumer and business demand, as well as exposure to supply chain challenges. This PMA increased our ECL by £128m.
–Corporate lending to segments affected by Covid-19: Following a successful 18 month probation period, with no material observed defaults, we released all corporate sector staging PMAs related to Covid-19 as the risks from lockdowns has reduced.

The PMAs that we applied at 30 June 2022 and 31 December 2021 were:

	30 June 2022	31 December 2021
PMAs	£m	£m
Non Covid-19 PMAs
Long-term indeterminate arrears	12	14
12+ months in arrears	22	29
Cladding risk	15	15
Mortgages affordability	18	18
Affordability of unsecured lending repayments	42	—
UPL loss floor	18	21
Mortgage probability of default	20	—
Corporate sector staging risks	128	—
Other PMA	69	8
Total non Covid-19 PMAs	344	105
Covid-19 PMAs
Corporate lending to segments affected by Covid-19	—	176
Corporate single large exposure	23	23
Model underestimation	35	28
SME debt burden	10	9
Total Covid-19 PMAs	68	236

Sensitivity of ECL allowance
The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios and, depending on the weights chosen, this could have a material effect on the ECL allowance. In addition, the ECL allowance for residential mortgages, in particular, is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the Santander UK group’s reported ECL allowance and profit before tax. Sensitivities to these assumptions are set out below.
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Scenario sensitivity
The amounts shown in the tables below illustrate the ECL allowances that would have arisen had management applied a 100% weight to each economic scenario. The allowances were calculated using a stage allocation appropriate to each economic scenario presented and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECL which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome. All exposures in 'Credit quality' in 'Santander UK group level - Credit risk review' are included in the tables below.

	Weighted	Upside 1	Base case	Downside 1	Downside 2	Stubborn Inflation
30 June 2022	£m	£m	£m	£m	£m	£m
Exposure	315,213	315,213	315,213	315,213	315,213	315,213
Retail Banking	221,297	221,297	221,297	221,297	221,297	221,297
–Homes	199,800	199,800	199,800	199,800	199,800	199,800
–Everyday Banking	21,497	21,497	21,497	21,497	21,497	21,497
Consumer Finance	5,475	5,475	5,475	5,475	5,475	5,475
Corporate & Commercial Banking	25,213	25,213	25,213	25,213	25,213	25,213
Corporate Centre	63,228	63,228	63,228	63,228	63,228	63,228

ECL	923	786	793	850	1,074	1,099
Retail Banking	465	380	376	408	493	501
–Homes	205	155	149	180	233	245
–Everyday Banking	260	225	227	228	260	256
Consumer Finance	61	60	60	60	62	64
Corporate & Commercial Banking	396	345	356	381	518	533
Corporate Centre	1	1	1	1	1	1

	%	%	%	%	%	%
Proportion of assets in Stage 2	4.8	4.4	4.4	4.4	5.5	5.8
Retail Banking	5.6	5.2	5.2	5.2	6.3	6.6
–Homes	6.0	5.5	5.5	5.6	6.7	7.1
–Everyday Banking	2.0	2.2	1.7	1.8	2.6	2.4
Consumer Finance	5.6	5.6	5.6	5.6	5.6	5.6
Corporate & Commercial Banking	9.2	7.8	8.3	7.9	11.6	12.4
Corporate Centre	0.1	0.1	0.1	0.1	0.1	0.1

	Weighted	Upside 1	Base case	Downside 1	Downside 2	Downside 3
30 June 2021	£m	£m	£m	£m	£m	£m
Exposure	319,319	319,319	319,319	319,319	319,319	319,319
Retail Banking	214,979	214,979	214,979	214,979	214,979	214,979
–Homes	193,247	193,247	193,247	193,247	193,247	193,247
–Everyday Banking	21,732	21,732	21,732	21,732	21,732	21,732
Consumer Finance	5,298	5,298	5,298	5,298	5,298	5,298
Corporate & Commercial Banking	24,691	24,691	24,691	24,691	24,691	24,691
Corporate Centre	74,351	74,351	74,351	74,351	74,351	74,351

ECL	866	740	738	849	1,123	1,288
Retail Banking	389	307	286	375	510	662
–Homes	191	134	125	177	283	437
–Everyday Banking	198	173	161	198	227	225
Consumer Finance	52	50	51	51	53	54
Corporate & Commercial Banking	423	381	399	421	558	570
Corporate Centre	2	2	2	2	2	2

	%	%	%	%	%	%
Proportion of assets in Stage 2	5.2	4.9	4.8	5.1	6.1	6.9
Retail Banking	5.4	5.2	5.1	5.4	6.5	7.6
–Homes	5.8	5.5	5.5	5.7	6.8	8.1
–Everyday Banking	2.6	2.3	2.1	3.0	3.5	3.0
Consumer Finance	3.8	3.8	3.8	3.8	3.8	3.8
Corporate & Commercial Banking	17.8	16.3	16.2	16.9	20.8	20.9
Corporate Centre	0.3	0.3	0.3	0.3	0.3	0.3

Changes to Stage 3 instruments are part of the sensitivity analysis but we do not disclose the proportion of assets in Stage 3, because their values do not move due to changes in macroeconomic assumptions, i.e. they are either in default or not in default at the reporting date.
We have incorporated our PMAs into the sensitivity analysis.

Santander UK Group Holdings plc    20

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SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW
Rating distribution
The tables below show the credit rating of our financial assets to which the impairment requirements in IFRS 9 apply. PMAs are incorporated in the balances. For more on the credit rating profiles of key portfolios, see the credit risk review section for each business segment.
The Santander UK risk grade consists of eight grades for non-defaulted exposures ranging from 9 (lowest risk) to 2 (highest risk). For details, including the approximate equivalent credit rating grade used by Standard & Poor's Rating Services, see 'Single credit rating scale' in the 'Santander UK group level - credit risk review' section of the Risk review in the 2021 Annual Report.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)
30 June 2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	10.2	35.4	86.2	52.4	14.5	9.1	5.5	8.7	(0.9)	221.1
–Stage 1	10.2	35.1	84.5	48.9	11.2	4.5	0.7	8.3	(0.1)	203.3
–Stage 2	—	0.3	1.7	3.4	3.3	4.5	2.7	0.2	(0.5)	15.6
–Stage 3	—	—	—	0.1	—	0.1	2.1	0.2	(0.3)	2.2
Of which mortgages:	10.1	32.6	83.4	44.5	7.0	3.8	3.0	1.0	(0.2)	185.2
–Stage 1	10.1	32.4	81.9	41.2	4.4	0.7	—	1.0	—	171.7
–Stage 2	—	0.2	1.5	3.3	2.6	3.0	1.2	—	(0.1)	11.7
–Stage 3	—	—	—	—	—	0.1	1.8	—	(0.1)	1.8

ECL
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)	—	—	—	—	0.2	0.2	0.5	—		0.9
–Stage 1	—	—	—	—	0.1	—	—	—		0.1
–Stage 2	—	—	—	—	0.1	0.2	0.2	—		0.5
–Stage 3	—	—	—	—	—	—	0.3	—		0.3
Of which mortgages:	—	—	—	—	—	0.1	0.1	—		0.2
–Stage 1	—	—	—	—	—	—	—	—		—
–Stage 2	—	—	—	—	—	0.1	—	—		0.1
–Stage 3	—	—	—	—	—	—	0.1	—		0.1

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
30 June 2022%		%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Financial assets at amortised cost:	—	—	—	—	—	—	—	—	—
–Loans and advances to customers(2)	—	—	—	—	1.4	2.2	9.1	—	0.4
–Stage 1	—	—	—	—	0.9	—	—	—	—
–Stage 2	—	—	—	—	3.0	4.4	7.4	—	3.2
–Stage 3	—	—	—	—	—	—	14.3	—	13.6
Of which mortgages:	—	—	—	—	—	2.6	3.3	—	0.1
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	3.3	—	—	0.9
–Stage 3	—	—	—	—	—	—	5.6	—	5.6

Santander UK Group Holdings plc    21

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	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other(1)		Total
31 December 2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	9.0	33.0	85.8	48.6	12.9	10.2	6.0	8.9	(0.9)	213.5
–Stage 1	9.0	32.2	84.3	45.5	10.1	5.0	0.6	8.3	(0.1)	194.9
–Stage 2	—	0.8	1.5	3.1	2.8	5.2	2.8	0.3	(0.4)	16.1
–Stage 3	—	—	—	—	—	—	2.6	0.3	(0.4)	2.5
Of which mortgages:	9.0	30.2	80.5	43.1	6.5	4.7	3.2	0.8	(0.2)	177.8
–Stage 1	9.0	30.0	79.2	40.2	4.2	1.6	0.1	0.8	—	165.1
–Stage 2	—	0.2	1.3	2.9	2.3	3.1	1.3	—	(0.1)	11.0
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7

ECL
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	—	0.3	0.1	0.5	—	0.9
–Stage 1	—	—	—	—	0.1	—	—	—	0.1
–Stage 2	—	—	—	—	0.2	0.1	0.1	—	0.4
–Stage 3	—	—	—	—	—	—	0.4	—	0.4
Of which mortgages:	—	—	—	—	—	0.1	0.1	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	—	—	0.1
–Stage 3	—	—	—	—	—	—	0.1	—	0.1

31 December 2021%		%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	—	2.3	1.0	8.3	—	0.4
–Stage 1	—	—	—	—	1.0	—	—	—	0.1
–Stage 2	—	—	—	—	7.1	1.9	3.6	—	2.5
–Stage 3	—	—	—	—	—	—	15.4	—	16.0
Of which mortgages:	—	—	—	—	—	2.1	3.1	—	0.1
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	3.2	—	—	0.9
–Stage 3	—	—	—	—	—	—	5.6	—	5.9
(1)Includes cash at hand and smaller cases mainly in the Consumer (auto) finance and commercial mortgages portfolios, as well as loans written as part of the UK Government Covid-19 support schemes for micro-SMEs. We use scorecards for these items, rather than rating models.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.

Santander UK Group Holdings plc    22

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Credit performance

	Customer Loans				6-month Gross write-offs	Loan Loss Allowances
	Total	Stage 1	Stage 2	Stage 3
30 June 2022	£bn	£bn	£bn	£bn	£m	£m
Retail Banking	192.3	177.6	12.6	2.2	55	465
–Homes	184.4	170.8	11.8	1.9	1	205
–Everyday Banking(1)	7.9	6.8	0.8	0.3	54	260
Consumer Finance	5.1	4.8	0.3	—	7	61
Corporate & Commercial Banking	17.4	13.9	3.1	0.4	9	396
Corporate Centre	2.7	2.6	0.1	—	—	1
	217.5	198.9	16.1	2.6	71	923
Undrawn Balances	37.7	36.9	0.7	0.1
Stage 1, Stage 2 and Stage 3(2) ratios %		91.45	7.36	1.21

31 December 2021	£bn	£bn	£bn	£bn	£m	£m
Retail Banking	185.6	171.8	11.7	2.1	108	389
–Homes	177.3	164.4	11.1	1.8	5	191
–Everyday Banking(1)	8.3	7.4	0.6	0.3	103	198
Consumer Finance	5.0	4.8	0.2	—	25	52
Corporate & Commercial Banking	17.0	11.8	4.4	0.8	58	423
Corporate Centre	3.0	2.8	0.2	—	—	2
	210.6	191.2	16.5	2.9	191	866
Undrawn Balances	37.8	36.2	1.5	0.1
Stage 1, Stage 2 and Stage 3(2) ratios %		90.79	7.83	1.43
(1)Everyday Banking includes BBLS lending through Business Banking.
(2)    Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

For more on the credit performance of our key portfolios by business segment, see the credit risk review section for each business segment.
30 June 2022 compared to 31 December 2021
The ECL provision at 30 June 2022 was stable at £0.9bn (2021: £0.9bn). The notable changes to ECL in H122 which impacted credit impairment were:
–Corporate lending to segments affected by Covid-19: net release of £176m. Following a successful 18 month probation period, with no material observed defaults, we released all corporate sector staging PMAs related to Covid-19 as the risks from lockdowns have reduced. This release resulted in the movement of £0.4bn corporate Stage 3 loans to Stage 2 and £1.7bn of corporate loans transferred from Stage 2 to Stage 1.
–Corporate sector staging risks: charge of £128m. We have introduced new PMAs to reflect the corporate lending risks to those sectors which are susceptible to high inflation and energy prices, higher input costs, potential for lower consumer and business demand, as well as exposure to supply chain challenges. As a result, £1.5bn of higher risk Stage 1 loans were moved to Stage 2 following an assessment of their client and sector risks given current economic conditions.
–Affordability of unsecured lending repayments: charge of £42m. We introduced new PMAs to account for the potential repayment affordability risk among those customers with low disposable income. After stressing their expected expenditure by 10% inflation, £0.2bn of unsecured loans, overdrafts and credit cards moved from Stage 1 to Stage 2. In addition, £4bn of mortgages moved from Stage 1 to Stage 2 in 2021 following an assessment of customer indebtedness.
–Economic scenarios and weights: charge of£32m. The update of economic metrics including higher base rate and lower GDP was partially offset by expected higher house prices.
–Other PMAs: charge of £61m mainly due to the release of a temporary PMA which reduced mortgage model ECL by £32m relating to a data limitation on historical payment holiday accounts which were incorrectly overstating Stage 2 entries and are no longer materially impacting our models. In addition, there was an £11m holdback of Credit Card ECL release caused by an update in the macroeconomic scenarios due to changes in unsecured market size assumptions. These movements were offset by changes in the modelled ECL and had no overall impact on net ECL movements.
–Write-offs against provision: Gross write-off utilisation of £71m remained significantly lower than pre-Covid-19 levels.

Santander UK Group Holdings plc    23

CEO's review	Financial overview	Risk review	Financial statements	Shareholder information

Credit quality
Total on-balance sheet exposures at 30 June 2022 comprised £217.5bn of customer loans, loans and advances to banks of £1.0bn, £8.9bn of sovereign assets measured at amortised cost, £4.9bn of assets measured at FVOCI, and £45.2bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	177,588	12,620	2,158	192,366
–Homes	170,758	11,819	1,865	184,442
–Everyday Banking	6,830	801	293	7,924
Consumer Finance	4,798	304	27	5,129
Corporate & Commercial Banking	13,900	3,092	366	17,358
Corporate Centre	62,575	84	2	62,661
Total on-balance sheet	258,861	16,100	2,553	277,514
Off-balance sheet
Retail Banking(1)	28,567	311	53	28,931
–Homes(1)	15,252	87	19	15,358
–Everyday Banking	13,315	224	34	13,573
Consumer Finance	346	—	—	346
Corporate & Commercial Banking	7,455	366	34	7,855
Corporate Centre	567	—	—	567
Total off-balance sheet(2)	36,935	677	87	37,699
Total exposures	295,796	16,777	2,640	315,213

ECL
On-balance sheet
Retail Banking	52	253	135	440
–Homes	16	102	83	201
–Everyday Banking	36	151	52	239
Consumer Finance	18	23	20	61
Corporate & Commercial Banking	56	209	110	375
Corporate Centre	1	—	—	1
Total on-balance sheet	127	485	265	877
Off-balance sheet
Retail Banking	10	14	1	25
–Homes	3	1	—	4
–Everyday Banking	7	13	1	21
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	8	8	5	21
Total off-balance sheet	18	22	6	46
Total ECL	145	507	271	923

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	—	2.0	6.3	0.2
–Homes	—	0.9	4.5	0.1
–Everyday Banking	0.5	18.9	17.7	3.0
Consumer Finance	0.4	7.6	74.1	1.2
Corporate & Commercial Banking	0.4	6.8	30.1	2.2
Corporate Centre	—	—	—	—
Total on-balance sheet	—	3.0	10.4	0.3
Off-balance sheet
Retail Banking	—	4.5	1.9	0.1
–Homes	—	1.1	—	—
–Everyday Banking	0.1	5.8	2.9	0.2
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.1	2.2	14.7	0.3
Total off-balance sheet	—	3.2	6.9	0.1
Total coverage	—	3.0	10.3	0.3
(1)Off-balance sheet exposures include £10.1bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 26 to the Condensed Consolidated Interim Financial Statements.
(3)ECL as a percentage of the related exposure.
Santander UK Group Holdings plc    24

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Total on-balance sheet exposures at 31 December 2021 comprised £210.6bn of customer loans, loans and advances to banks of £1.4bn, £13.2bn of sovereign assets measured at amortised cost, £5.9bn of assets measured at FVOCI, and £50.5bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
31 December 2021	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	171,791	11,693	2,124	185,608
–Homes	164,381	11,118	1,798	177,297
–Everyday Banking	7,410	575	326	8,311
Consumer Finance	4,760	200	24	4,984
Corporate & Commercial Banking	11,812	4,395	790	16,997
Corporate Centre	73,771	209	2	73,982
Total on-balance sheet	262,134	16,497	2,940	281,571
Off-balance sheet
Retail Banking(1)	29,123	204	44	29,371
–Homes(1)	15,851	81	18	15,950
–Everyday Banking	13,272	123	26	13,421
Consumer Finance	314	—	—	314
Corporate & Commercial Banking	6,391	1,266	37	7,694
Corporate Centre	323	46	—	369
Total off-balance sheet(2)	36,151	1,516	81	37,748
Total exposures	298,285	18,013	3,021	319,319

ECL
On-balance sheet
Retail Banking	53	178	137	368
–Homes	9	88	89	186
–Everyday Banking	44	90	48	182
Consumer Finance	18	17	17	52
Corporate & Commercial Banking	44	119	244	407
Corporate Centre	—	—	1	1
Total on-balance sheet	115	314	399	828
Off-balance sheet
Retail Banking	12	8	1	21
–Homes	5	0	—	5
–Everyday Banking	7	8	1	16
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	5	8	3	16
Corporate Centre	1	—	—	1
Total off-balance sheet	18	16	4	38
Total ECL	133	330	403	866

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	—	1.5	6.5	0.2
–Homes	—	0.8	4.9	0.1
–Everyday Banking	0.6	15.7	14.7	2.2
Consumer Finance	0.4	8.5	70.8	1.0
Corporate & Commercial Banking	0.4	2.7	30.9	2.4
Corporate Centre	—	—	50.0	—
Total on-balance sheet	—	1.9	13.6	0.3
Off-balance sheet
Retail Banking	—	3.9	2.3	0.1
–Homes	—	—	—	—
–Everyday Banking	0.1	6.5	3.8	0.1
Consumer Finance	—	—	—	—
Corporate & Commercial Banking	0.1	0.6	8.1	0.2
Total off-balance sheet	—	1.1	4.9	0.1
Total coverage	—	1.8	13.3	0.3
(1)Off-balance sheet exposures include £10.6bn of residential mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 26 to the Condensed Consolidated Interim Financial Statements.
(3)ECL as a percentage of the related exposure.
Santander UK Group Holdings plc    25

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30 June 2022 compared to 31 December 2021
Key movements in exposures and ECL in the period by Stage were:
–Stage 1 exposures reduced mainly due to changes in Corporate Centre as part of normal liquid asset portfolio management, partially offset by growth in Homes in Retail Banking and Corporate & Commercial Banking. Stage 1 ECL increased mainly due to the increase in Corporate & Commercial Banking as a result of unwinding the Covid-19 risk PMA that placed more vulnerable accounts into Stage 2.
–Stage 2 exposures reduced mainly due to the unwinding of the Covid-related PMAs in Corporate & Commercial Banking. However, this was partially offset by a new PMA introduced to reflect the corporate lending risks to those sectors that are susceptible to high inflation and energy prices, higher input costs, potential for lower consumer and business demand, as well as exposure to supply chain challenges. The decrease was also partially offset by an increase in Retail Banking Stage 2 exposures due to the implementation of cost of living PMAs to cover the affordability risk associated with the increase in interest rates and energy prices. Stage 2 ECL increased mainly due to a worsening economic outlook with the inclusion of a stubborn inflation scenario and revised scenario weights, as well as the new Retail Banking cost of living PMAs.
–Stage 3 exposures reduced due to releasing the Stages 2 and 3 Corporate & Commercial Banking Covid-19 PMA. Stage 3 ECL reduced for the same reasons.

Stage 2 analysis
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

	Retail Banking			Consumer Finance			Corporate & Commercial Banking			Corporate Centre			Total
	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage
30 June 2022	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
PD deterioration	6,420	166	2.6	147	9	6.1	1,458	141	9.7	62	—	—	8,087	316	3.9
Forbearance	588	4	0.7	—	—	—	193	16	8.3	—	—	—	781	20	2.6
Other	485	1	0.2	136	6	4.4	—	—	—	—	—	—	621	7	1.1
30 DPD	669	36	5.4	21	8	38.1	257	18	7.0	22	—	—	969	62	6.4
Mortgage affordability	4,571	18	0.4	—	—	—	—	—	—	—	—	—	4,571	18	0.4
Retail unsecured affordability	198	42	21.0	—	—	—	—	—	—	—	—	—	198	42	21.0
High risk corporate	—	—	—	—	—	—	1,550	42	2.7	—	—	—	1,550	42	2.7
	12,931	267	2.1	304	23	7.6	3,458	217	6.3	84	—	—	16,777	507	3.0

31 December 2021
PD deterioration	5,644	125	2.2	42	6	14.3	1,522	20	1.3	214	—	—	7,422	151	2.0
Forbearance	664	4	0.6	11	2	18.2	272	8	2.9	—	—	—	947	14	1.5
Other	603	5	0.8	130	3	2.3	445	19	4.3	2	—	—	1,180	27	2.3
30 DPD	745	33	4.4	17	5	29.4	313	2	0.6	39	—	—	1,114	40	3.6
Mortgage affordability	4,241	19	0.4	—	—	—	—	—	—	—	—	—	4,241	19	0.4
Retail unsecured affordability	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
High risk corporate	—	—	—	—	1	—	3,109	78	2.5	—	—	—	3,109	79	2.5
	11,897	186	1.6	200	17	8.5	5,661	127	2.2	255	—	—	18,013	330	1.8

Where balances satisfy more than one of the criteria above for determining a SICR, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.
The following table analyses our Stage 2 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date.

	30 June 2022			31 December 2021
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2 not in cure period	9,964	405	4.1	13,351	286	2.1
Stage 2 in cure period (for transfer to Stage 1)	6,813	102	1.5	4,662	44	0.9
	16,777	507	3.0	18,013	330	1.8

30 June 2022 compared to 31 December 2021
In Retail Banking, mortgage Stage 2 exposures increased to £4.6bn (2021: £4.2bn) driven by the increased base rate and affordability pressures as a result of anticipated persistent inflation, in line with the evolution of the PD deterioration. In addition, £0.2bn of unsecured lending were moved from Stage 1 to Stage 2, due to a potential repayment affordability risk among those retail customers with low disposable income. Stage 2 ECL increased for similar reasons.
In Consumer Finance, Stage 2 exposures increased due to a PD deterioration as a result of a higher base rate environment.
In Corporate & Commercial Banking, Stage 2 exposures decreased mainly due to the unwinding of all the corporate sector staging PMAs related to Covid-19, as the risks from lockdowns have reduced. However, this was partially offset by a new PMA introduced to reflect the corporate lending risks to those sectors that are susceptible to high inflation and energy prices, higher input costs, potential for lower consumer and business demand, as well as exposure to supply chain challenges. As result of these changes, £400m of stage 3 cures back into stage 2 with higher ECL coverage than transfers back to Stage 1 or redemptions in the period.
In Corporate Centre, Stage 2 exposures decreased due to curing of single name deals.
Coverage increased in H122 for the reasons set out above.
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Reconciliation of exposures, loss allowance and net carrying amounts
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Consolidated Balance Sheet. The Credit risk review disclosures exclude Joint ventures, as they carry low credit risk and therefore have an immaterial ECL, and Other items, mainly accrued interest that we have not yet charged to the customer's account, and cash collateral.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
30 June 2022	£m	£m	£m	£m	£m
Retail Banking	192,366	440	191,926	28,931	25
–Homes(1)	184,442	201	184,241	15,358	4
–Everyday Banking(2)	7,924	239	7,685	13,573	21
Consumer Finance	5,129	61	5,068	346	—
Corporate & Commercial Banking	17,358	375	16,983	7,855	21
Corporate Centre	62,661	1	62,660	567	—
Total exposures presented in Credit Quality tables	277,514	877	276,637	37,699	46
Joint ventures			3,699
Other items			781
Adjusted net carrying amount			281,117
Assets classified at FVTPL			2,875
Non-financial assets			6,841
Total assets per the Consolidated Balance Sheet			290,833

31 December 2021
Retail Banking	185,608	368	185,240	29,371	21
–Homes(1)	177,297	186	177,111	15,950	5
–Everyday Banking(2)	8,311	182	8,129	13,421	16
Consumer Finance	4,984	52	4,932	314	—
Corporate & Commercial Banking	16,997	407	16,590	7,694	16
Corporate Centre	73,982	1	73,981	369	1
Total exposures presented in Credit Quality tables	281,571	828	280,743	37,748	38
Joint ventures			3,080
Other items			656
Adjusted net carrying amount			284,479
Assets classified at FVTPL			2,396
Non-financial assets			6,801
Total assets per the Consolidated Balance Sheet			293,676
(1)Off-balance sheet exposures include offers in the pipeline and undrawn flexible mortgages products.
(2)Off-balance sheet exposures include credit cards.

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Movement in total exposures and the corresponding ECL
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	298,285	133	18,013	330	3,021	403	319,319	866
Transfers from Stage 1 to Stage 2(3)	(5,634)	(15)	5,634	15	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	5,884	66	(5,884)	(66)	—	—	—	—
Transfers to Stage 3(3)	(283)	(2)	(513)	(19)	796	21	—	—
Transfers from Stage 3(3)	8	—	708	150	(716)	(150)	—	—
Transfers of financial instruments	(25)	49	(55)	80	80	(129)	—	—
Net ECL remeasurement on stage transfer(4)	—	(42)	—	100	—	52	—	110
Change in economic scenarios(2)	—	1	—	28	—	3	—	32
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	27,650	25	234	35	32	12	27,916	72
Redemptions, repayments and assets sold(7)	(29,188)	(20)	(1,586)	(34)	(586)	(47)	(31,360)	(101)
Changes in risk parameters and other movements(6)	(926)	(1)	171	(32)	279	47	(476)	14
Assets written off(7)	—	—	—	—	(186)	(70)	(186)	(70)
At 30 June 2022	295,796	145	16,777	507	2,640	271	315,213	923
Net movement in the period	(2,489)	12	(1,236)	177	(381)	(132)	(4,106)	57

ECL charge/(release) to the Income Statement		12		177		(62)		127
Less: Discount unwind		—		—		(6)		(6)
Less: Recoveries net of collection costs		—		—		(3)		(3)
Total ECL charge/(release) to the Income Statement		12		177		(71)		118
Discontinued operations ECL adjustment		—		—		—		—
ECL charge/(release) to the Income Statement from continued operations		12		177		(71)		118

At 1 January 2021	307,416	216	18,380	592	2,996	569	328,792	1,377
Transfers from Stage 1 to Stage 2(3)	(3,680)	(9)	3,680	9	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,961	140	(4,961)	(140)	—	—	—	—
Transfers to Stage 3(3)	(156)	(5)	(475)	(30)	631	35	—	—
Transfers from Stage 3(3)	10	1	287	23	(297)	(24)	—	—
Transfers of financial instruments	1,135	127	(1,469)	(138)	334	11	—	—
Net remeasurement of ECL on stage transfer(4)	—	(122)	—	108	—	40	—	26
Change in economic scenarios(2)	—	(6)	—	(86)	—	(12)	—	(104)
Changes to model	—	—	—	—	—	—	—	—
New lending and assets purchased(5)	28,910	25	623	10	11	9	29,544	44
Redemptions, repayments and assets sold(7)	(34,938)	(29)	(1,781)	(54)	(285)	(31)	(37,004)	(114)
Changes in risk parameters and other movements(6)	(653)	(27)	450	67	70	15	(133)	55
Assets written off (7)	—	—	—	—	(147)	(91)	(147)	(91)
At 30 June 2021	301,870	184	16,203	499	2,979	510	321,052	1,193
Net movement in the period	(5,546)	(32)	(2,177)	(93)	(17)	(59)	(7,740)	(184)

ECL charge/(release) to the Income Statement		(32)		(93)		32		(93)
Less: Discount unwind		—		—		(6)		(6)
Less: Recoveries net of collection costs		—		—		22		22
Total ECL charge/(release) to the Income Statement		(32)		(93)		48		(77)
Discontinued operations ECL adjustment		—		7		—		7
ECL charge/(release) to the Income Statement from continued operations		(32)		(86)		48		(70)
(1)Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
(2)Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, the scenarios themselves, and the probability weights from all other movements. Also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown in Transfers of financial instruments.
(3)Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period.
(4)Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
(5)Exposures and ECL of facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
(6)Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
(7)Exposures and ECL for facilities that existed at the start of the period but not at the end.

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RETAIL BANKING – CREDIT RISK REVIEW
We set out below credit risk analysis in separate sections for:
–Homes, our largest portfolio in 'Retail Banking: Homes - credit risk review', and
–Everyday Banking portfolio in 'Retail Banking: Everyday Banking - credit risk review' .
RETAIL BANKING: HOMES – CREDIT RISK REVIEW
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK, except for a small number of loans in the Isle of Man and Jersey.

Borrower profile
In this table, ‘Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are new customers who are taking a new mortgage with us.

	Stock				New business
	30 June 2022		31 December 2021		30 June 2022		30 June 2021
	£m	%	£m	%	£m	%	£m	%
Home movers	77,415	42	75,879	43	6,178	34	8,005	50
Remortgagers	53,796	29	51,336	29	6,234	34	2,977	18
First-time buyers	36,764	20	35,189	20	3,607	20	3,133	19
Buy-to-let	16,467	9	14,893	8	2,088	12	2,195	13
	184,442	100	177,297	100	18,107	100	16,310	100
As well as the new business in the table above, there were £11.2bn (H121: £14.7bn) of remortgages where we moved existing customers with maturing products onto new mortgages. We also provided £0.7bn (H121: £0.7bn) of further advances and flexible mortgage drawdowns.
30 June 2022 compared to 31 December 2021
in H122, the mortgage asset stock increased across all sectors, with the stock borrower profile unchanged. Our new business profile also increased, mainly in remortgagers, reflecting market conditions and in particular a strong demand for purchase activity for both residential and BTL mortgages, driven by customers securing fixed rate products in a rising interest rate environment. In H122, we helped first-time buyers purchase their new home with £3.6bn of gross lending (H121: £3.1bn).

Interest rate profile
The interest rate profile of our mortgage asset stock was:

	30 June 2022		31 December 2021
	£m	%	£m	%
Fixed rate	160,208	86	149,517	84
Variable rate	14,466	8	17,124	10
Standard Variable Rate (SVR)	6,811	4	7,876	4
Follow on Rate (FoR)	2,957	2	2,780	2
	184,442	100	177,297	100
30 June 2022 compared to 31 December 2021
In H122, we continued to see customers refinance from variable rate and SVR to fixed rate products influenced by low mortgage rates and the competitive mortgage market. Within fixed rate products, we continued to see an increase in the proportion of 5 year fixed rate mortgages in H122.

Geographical distribution
The geographical distribution of our mortgage asset stock was:

	Stock		New business
	30 June 2022	31 December 2021	30 June 2022	30 June 2021
Region	£bn	£bn	£bn	£bn
London	47.2	45.3	4.5	4.4
Midlands and East Anglia	25.3	24.1	2.8	2.3
North	24.3	23.5	2.4	1.9
Northern Ireland	3.0	3.0	0.1	0.1
Scotland	6.8	6.6	0.6	0.4
South East excluding London	58.6	56.4	5.7	5.5
South West, Wales and other	19.2	18.4	2.0	1.7
	184.4	177.3	18.1	16.3

30 June 2022 compared to 31 December 2021
The portfolio's geographical distribution continued to represent a broad footprint across the UK, with a concentration around London and the South East. The loan-to-income multiple of mortgage lending in the period, based on average earnings of new business at inception, was 3.34 (2021: 3.35).
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Mortgage loan size
The table shows split of mortgage asset by size

Mortgage loan size	30 June 2022	31 December 2021
>£1.0m	2%	2%
£0.5m to £1.0m	10%	9%
£0.25m to £0.5m	30%	30%
<£0.25m	58%	59%
Average loan size (stock)	£179k	£174k
Average loan size (new business)	£234k	£234k

Loan-to-value analysis
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, as well as the LTV distribution for new business. We also show the collateral value and simple average LTV for our mortgage stock, Stage 3 stock and new business. We use our estimate of the property value at the balance sheet date. We include fees that have been added to the loan in the LTV calculation. For flexible products, we only include the drawn amount, not undrawn limits.

	30 June 2022					31 December 2021
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	84,339	33	1,054	11	2,619	80,058	25	944	9	4,997
>50-60%	33,595	21	309	8	2,204	30,854	22	300	10	4,379
>60-70%	35,980	31	213	12	3,619	33,344	26	227	11	6,517
>70-80%	21,961	34	135	12	5,729	24,511	30	155	14	10,242
>80-90%	6,573	22	60	9	2,776	6,632	21	68	10	4,558
>90-100%	1,562	16	37	9	1,149	1,367	16	39	9	1,270
>100%	432	48	57	22	11	531	51	65	26	50
	184,442	205	1,865	83	18,107	177,297	191	1,798	89	32,013
Collateral value of residential properties (1)	184,381		1,855		18,106	177,222		1,786		32,012

	%		%		%	%		%		%
Simple Average(2) LTV (indexed)	40		35		65	41		38		64
Balance weighted average LTV	51		49		68	52		51		66
(1)Collateral value shown is limited to the balance of each related loan. Excludes the impact of over-collateralisation, where the collateral is higher than the loan. Includes collateral against loans in negative equity of £371m (2021: £455m).
(2)Total of all LTV% divided by the total of all accounts.
At 30 June 2022, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances was £61m (2021: £75m). The balance weighted average LTV of new business in the period in London was 65% (2021: 64%).
30 June 2022 compared to 31 December 2021
There were no significant changes in the quality of collateral in H122. Despite economic pressures, both simple average LTV and balance weighted average LTV were broadly flat over the period. We monitor the LTV profile of new lending and take action as needed to ensure the LTV mix of completions is appropriate.

Credit performance

	30 June 2022	31 December 2021
	£m	£m
Mortgage loans and advances to customers of which:	184,442	177,297
–Stage 1	170,758	164,381
–Stage 2	11,819	11,118
–Stage 3	1,865	1,798
Loss allowances(1)	205	191

		%
Stage 1 ratio(2)	92.58	92.72
Stage 2 ratio(2)	6.41	6.27
Stage 3 ratio(3)	1.01	1.02
(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)Stage 1/Stage 2 exposures as a percentage of customer loans.
(3)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
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Movement in total exposures and the corresponding ECL
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for residential mortgages in the period. The footnotes to the Santander UK group level analysis on page 28 are also applicable to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	180,232	14	11,199	88	1,816	89	193,247	191
Transfers from Stage 1 to Stage 2(3)	(3,968)	(1)	3,968	1	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	2,560	7	(2,560)	(7)	—	—	—	—
Transfers to Stage 3(3)	(127)	(1)	(340)	(4)	467	5	—	—
Transfers from Stage 3(3)	3	—	197	7	(200)	(7)	—	—
Transfers of financial instruments	(1,532)	5	1,265	(3)	267	(2)	—	—
Net ECL remeasurement on stage transfer(4)	—	(6)	—	19	—	4	—	17
Change in economic scenarios(2)	—	(1)	—	(17)	—	(2)	—	(20)
New lending and assets purchased(5)	18,880	5	42	2	—	—	18,922	7
Redemptions, repayments and assets sold(7)	(11,136)	(2)	(766)	(2)	(209)	(6)	(12,111)	(10)
Changes in risk parameters and other movements(6)	(434)	4	166	16	13	1	(255)	21
Assets written off (7)	—	—	—	—	(3)	(1)	(3)	(1)
At 30 June 2022	186,010	19	11,906	103	1,884	83	199,800	205
Net movement in the period	5,778	5	707	15	68	(6)	6,553	14

Charge/(release) to the Income Statement		5		15		(5)		15
Less: Discount unwind		—		—		(1)		(1)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		5		15		(7)		13

At 1 January 2021	170,794	17	10,470	131	1,813	132	183,077	280
Transfers from Stage 1 to Stage 2(3)	(2,098)	(2)	2,098	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	2,803	19	(2,803)	(19)	—	—	—	—
Transfers to Stage 3(3)	(113)	(1)	(392)	(6)	505	7	—	—
Transfers from Stage 3(3)	2	—	251	10	(253)	(10)	—	—
Transfers of financial instruments	594	16	(846)	(13)	252	(3)	—	—
Net ECL remeasurement on stage transfer(4)	—	(17)	—	18	—	9	—	10
Change in economic scenarios(2)	—	(1)	—	(25)	—	(12)	—	(38)
New lending and assets purchased(5)	17,129	3	12	—	—	—	17,141	3
Redemptions, repayments and assets sold(7)	(12,591)	(2)	(674)	(5)	(185)	(9)	(13,450)	(16)
Changes in risk parameters and other movements(6)	(344)	(4)	89	27	11	(7)	(244)	16
Assets written off (7)	—	(1)	—	—	(12)	(4)	(12)	(5)
At 30 June 2021	175,582	11	9,051	133	1,879	106	186,512	250
Net movement in the period	4,788	(6)	(1,419)	2	66	(26)	3,435	(30)

Charge/(release) to the Income Statement		(5)		2		(22)		(25)
Less: Discount unwind		—		—		(1)		(1)
Less: Recoveries net of collection costs		—		—		(2)		(2)
Total ECL charge/(release) to the Income Statement		(5)		2		(25)		(28)

Loan modifications
Forbearance and other loan modifications
At 30 June 2022, there were £1.6bn (2021: £1.5bn) of mortgages on the balance sheet that we had forborne. The majority of customers who have taken a payment holiday had no material impact on forbearance in H122. At 30 June 2022, there were £2.1bn (2021: £2.4bn) of other mortgages on the balance sheet that we had modified since January 2008.
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RETAIL BANKING: HOMES – PORTFOLIOS OF PARTICULAR INTEREST
Credit performance

		Portfolio of particular interest(1)
	Total	Interest-only	Part interest-only, part repayment (2) (3)	Flexible(3)	LTV >100%	Buy-to-let	Other portfolio
30 June 2022	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	184,442	42,035	13,988	7,813	431	16,467	125,049
–Stage 1	170,758	37,374	12,717	6,769	286	15,820	117,571
–Stage 2	11,819	3,803	1,041	807	88	606	6,747
–Stage 3	1,865	858	230	237	57	41	731
Stage 3 ratio(4)	1.02%	2.06%	1.65%	3.27%	13.28%	0.25%	0.58%
PIPs	27	10	4	3	4	1	12
Simple average LTV (indexed)	40%	44%	42%	22%	116%	58%	41%
Balance weighted LTV (indexed)	51%	48%	51%	38%	118%	60%	52%

31 December 2021
Mortgage portfolio	177,297	40,906	13,865	8,549	531	14,893	118,874
–Stage 1	164,381	36,459	12,614	7,509	357	14,363	111,947
–Stage 2	11,118	3,630	1,024	796	109	489	6,225
–Stage 3	1,798	817	227	244	65	41	702
Stage 3 ratio(4)	1.02%	2.02%	1.64%	3.06%	12.29%	0.27%	0.59%
PIPs	2	1	1	—	1	—	—
Simple average LTV (indexed)	41%	44%	43%	23%	116%	59%	41%
(1)Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)Mortgage balance includes both the interest-only part of £10,343m (2021: £10,270m) and the non-interest-only part of the loan.
(3)Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
(4)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
30 June 2022 compared to 31 December 2021
–In H122, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans remained stable.
–BTL mortgage balances increased £1.6bn to £16.5bn (2021: £14.9bn) driven by continued focus in growing this portfolio. In H122, the simple average LTV of mortgage total new BTL lending was 66% (2021: 68%).
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RETAIL BANKING: EVERYDAY BANKING – CREDIT RISK REVIEW
Credit performance

	Business banking	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
30 June 2022	£m	£m	£m	£m	£m	£m
Loans and advances to customers of which:	2,983	2,051	2,444	446	4,941	7,924
–Stage 1	2,591	1,846	2,164	229	4,239	6,830
–Stage 2	173	188	245	195	628	801
–Stage 3	219	17	35	22	74	293
Loss allowances(1)	22	62	114	62	238	260
Stage 3 undrawn exposures	3				31	34
Stage 3 ratio(2)	7.43%				2.11%	4.11%
Gross write-offs	6				48	54

31 December 2021
Loans and advances to customers of which:	3,532	2,000	2,341	438	4,779	8,311
–Stage 1	3,076	1,910	2,125	299	4,334	7,410
–Stage 2	201	73	181	120	374	575
–Stage 3	255	17	35	19	71	326
Loss allowances(1)	22	47	89	40	176	198
Stage 3 undrawn exposures	—				26	26
Stage 3 ratio(2)	7.20%				2.03%	4.23%
Gross write-offs	6				97	103
(1)The ECL allowance is for both on and off–balance sheet exposures
(2)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
30 June 2022 compared to 31 December 2021
Business banking balances reduced mainly from the repayment of BBLS loans. Stage 3 assets reduced, mainly from BBLS loans, with no impact on ECL due to the 100% government backed guarantee which covers credit risk events. The PMAs covering the additional debt burden on accounts taking BBLS, and the risk of breaching the BBLS policy while originating these loans, also started to reduce.
Other unsecured balances increased, mainly in Stage 2. This was due to our PMA to move higher risk Stage 1 accounts into Stage 2 to cover affordability and cost of living risks. The ECL increased due to the changes in base rate, and incorporating a stubborn inflation scenario into our economic outlook.
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CONSUMER FINANCE – CREDIT RISK REVIEW
Credit performance

	30 June 2022	31 December 2021
	£m	£m
Loans and advances to customers of which:	5,129	4,984
–Stage 1	4,798	4,760
–Stage 2	304	200
–Stage 3	27	24
Loss allowances(1)	61	52
Stage 3 undrawn exposures	—	—
Stage 3 ratio(2)	0.53%	0.49%
Gross write offs	7	25
(1)The ECL allowance is for both on and off–balance sheet exposures.
(2)The sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

30 June 2022 compared to 31 December 2021
In H122, we maintained our prudent underwriting criteria throughout the period. The product mix was broadly unchanged, with wholesale balances remaining steady. We monitor residual values on all types of vehicles, including diesel, petrol, hybrid and electric, with electric vehicle content of new business production of 8.1% (H121: 4.3%).
At 30 June 2022, total loans increased by £145m (3%) compared to 31 December 2021. Gross lending new business in H122 was £1,287m (H121: £1,806m). Wholesale loans (stock finance) to car dealerships were approximately 8% of the loan book, unchanged since 31 December 2021. The average Consumer (auto) finance loan size was £17,003 (2021: £16,182) with 82% (2021: 83%) of collateral being secured on vehicle.
The risk profile remained stable in terms of our credit scoring acceptance policies. The overall risk performance was good with the vast majority of customers paying.
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CORPORATE & COMMERCIAL BANKING – CREDIT RISK REVIEW

Rating distribution
These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	2	735	697	2,714	3,489	5,204	1,962	111	14,914
Commercial Real Estate	—	—	21	2,146	1,939	626	129	3	4,864
Social Housing	52	3,183	2,298	—	—	—	1	1	5,535
	54	3,918	3,016	4,860	5,428	5,830	2,092	115	25,313
Of which:
Stage 1	54	3,880	2,908	4,727	4,917	4,335	522	113	21,456
Stage 2	—	38	108	107	509	1,482	1,211	2	3,457
Stage 3	—	—	—	26	2	13	359	—	400

31 December 2021
SME and mid corporate	—	592	954	3,060	3,166	3,559	2,465	733	14,529
Commercial Real Estate	—	—	55	21	2,172	2,064	181	4	4,497
Social Housing	52	2,985	2,471	—	—	2	—	—	5,510
	52	3,577	3,480	3,081	5,338	5,625	2,646	737	24,536
Of which:
Stage 1	52	2,889	3,168	2,750	4,796	3,389	428	577	18,049
Stage 2	—	688	312	331	542	2,236	1,392	160	5,661
Stage 3	—	—	—	—	—	—	826	—	826
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.

30 June 2022 compared to 31 December 2021
Committed exposure increased by 3.2%, with increases predominantly in the SME mid corporate and CRE portfolios. Our CRE portfolio increased by 8% reversing the trend seen in previous periods. The rating distribution improved in both the CRE and SME and mid corporate portfolios following continued recovery in the credit quality of a number of names initially downgraded as a result of Covid-19.

Geographical distribution
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	30 June 2022					31 December 2021
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
SME and mid corporate	14,872	42	—	—	14,914	14,486	43	—	—	14,529
Commercial Real Estate	4,864	—	—	—	4,864	4,497	—	—	—	4,497
Social Housing	5,535	—	—	—	5,535	5,510	—	—	—	5,510
	25,271	42	—	—	25,313	24,493	43	—	—	24,536

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Credit performance
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 30 June 2022 and 31 December 2021.

30 June 2022	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total (1)	Loss allowances
	£m	£m	£m	£m	£m	£m
SME and mid corporate	12,114	450	1,969	381	14,914	352
Commercial Real Estate	4,419	29	397	19	4,864	44
Social Housing	5,447	—	88	—	5,535	—
	21,980	479	2,454	400	25,313	396

31 December 2021
SME and mid corporate	11,131	531	2,144	723	14,529	378
Commercial Real Estate	3,989	193	212	103	4,497	43
Social Housing	5,345	—	165	—	5,510	2
	20,465	724	2,521	826	24,536	423
(1)Includes committed facilities and derivatives.
30 June 2022 compared to 31 December 2021
Exposures subject to enhanced monitoring decreased by 34%. This was mainly in SME and mid corporate. Accommodation and food service activities have been particularly heavily impacted by Covid-19 related restrictions despite the measures taken by the government to support industries through the pandemic. Exposures subject to proactive monitoring however decreased by 3% across both the SME and mid corporate portfolio and the CRE portfolio. This followed the upgrading of a number of names initially downgraded as a result of Covid-19 uncertainty but which have since stabilised.
Loan loss allowances decreased by £27m (6%). This reflected the improved economic assumptions and scenario weightings applied within the ECL model due to the improved economic outlook, as well as Stage reclassifications for some corporate loans as they emerged from lockdown, and the release of some Covid-19 related PMAs.

PORTFOLIOS OF PARTICULAR INTEREST
Commercial Real Estate
In H122, our CRE portfolio increased by 8% reversing the trend seen in previous periods. The rating distribution improved in the portfolio following continued recovery in the credit quality of a number of names initially downgraded as a result of Covid-19.
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CORPORATE CENTRE – CREDIT RISK REVIEW

Rating distribution
These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	51,735	764	—	—	—	—	—	—	52,499
Structured Products	182	1,064	211	40	—	—	—	10	1,507
Social Housing	—	1,199	1,056	9	—	—	—	—	2,264
Financial Institutions	650	704	440	12	—	—	—	—	1,806
Legacy Portfolios in run-off(2)	—	—	—	—	—	1	14	—	15
Crown Dependencies	—	—	—	—	—	—	—	963	963
	52,567	3,731	1,707	61	—	1	14	973	59,054
Of which:
Stage 1	52,567	3,731	1,624	61	—	1	13	973	58,970
Stage 2	—	—	83	—	—	—	1	—	84
Stage 3	—	—	—	—	—	—	—	—	—

31 December 2021
Sovereign and Supranational	57,415	1,051	—	—	—	—	—	—	58,466
Structured Products	573	1,064	197	41	—	—	—	—	1,875
Social Housing	—	1,290	1,568	—	—	—	—	—	2,858
Financial Institutions	501	534	361	7	—	—	—	—	1,403
Legacy Portfolios in run-off(2)	—	—	—	6	—	—	—	44	50
Crown Dependencies	—	—	—	—	—	—	—	742	742
	58,489	3,939	2,126	54	—	—	—	786	65,394
Of which:
Stage 1	58,489	3,732	2,082	54	—	—	—	780	65,137
Stage 2	—	207	44	—	—	—	—	4	255
Stage 3	—	—	—	—	—	—	—	2	2
(1)Smaller exposures mainly in the commercial mortgage portfolio, and Crown Dependencies residential mortgages portfolio. We use scorecards for them, instead of a rating model.
(2)Commercial mortgages and residual structured and asset finance loans (shipping, aviation and structured finance).

30 June 2022 compared to 31 December 2021
Committed exposures decreased by 10% mainly driven by UK Sovereign and Supranational exposures held as part of normal liquid asset portfolio management, which reduced by 10%. The portfolio profile remained short-term, reflecting the purpose of the holding

Geographical distribution
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	30 June 2022					31 December 2021
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	49,551	818	165	1,965	52,499	54,651	950	469	2,396	58,466
Structured Products	795	522	—	190	1,507	1,219	656	—	—	1,875
Social Housing	2,264	—	—	—	2,264	2,858	—	—	—	2,858
Financial Institutions	710	684	218	194	1,806	536	572	81	214	1,403
Legacy Portfolios in run-off	15	—	—	—	15	50	—	—	—	50
Crown Dependencies	—	—	—	963	963	—	—	—	742	742
	53,335	2,024	383	3,312	59,054	59,314	2,178	550	3,352	65,394

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Credit performance
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 30 June 2022 and 31 December 2021.

30 June 2022	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total (1)	Loss allowances
	£m	£m	£m	£m	£m	£m
Sovereign and Supranational	52,499	—	—	—	52,499	—
Structured Products	1,507	—	—	—	1,507	—
Social Housing	2,264	—	—	—	2,264	—
Financial Institutions	1,806	—	—	—	1,806	—
Legacy Portfolios in run-off	15	—	—	—	15	1
Crown Dependencies	962	—	—	1	963	—
	59,053	—	—	1	59,054	1

31 December 2021
Sovereign and Supranational	58,466	—	—	—	58,466	—
Structured Products	1,875	—	—	—	1,875	—
Social Housing	2,858	—	—	—	2,858	1
Financial Institutions	1,403	—	—	—	1,403	—
Legacy Portfolios in run-off	48	—	—	2	50	1
Crown Dependencies	742	—	—	—	742	—
	65,392	—	—	2	65,394	2
(1)Includes committed facilities and derivatives.
30 June 2022 compared to 31 December 2021
Committed exposures reduced by 10% mainly driven by UK Sovereign and Supranational exposures held as part of normal liquid asset portfolio management, which also reduced by 10%. The portfolio profile remained short-term, reflecting the purpose of the holdings.
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Market risk

Overview
Market risk comprises banking market risk and trading market risk.
Market risk management
In H122, there were no significant changes in the way we manage market risk as described in the 2021 Annual Report.
Market risk review
In this section, we analyse our key banking and trading market risk metrics.

Key metrics
Santander UK plc group Net Interest Margin (NIM) sensitivity to +25bps was £94m and to ‑25bps was £(93)m (2021: £89m and £(94)m)
SFS NIM sensitivity to +25bps was £2m and to -25bps was £(2)m (2021: £4m and £(4)m)
Santander UK plc group Economic Value of Equity (EVE) sensitivity to +25bps was £82m and to ‑25bps was £(102)m (2021: £89m and £(125)m)
SFS EVE sensitivity to +25bps was £(6)m and to -25bps was £6m (2021: £1m and £(2)m)

NON-TRADED MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our net interest income would be affected by a 25 basis points (bps) and a 50bps parallel shift (both up and down) applied instantaneously to the yield curve at 30 June 2022 and 31 December 2021 for the Santander UK plc group and SFS. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. From 2021, we have typically focused on a 25bps stress for non-traded market risk controls that reflects a more plausible yield curve stress in the current low rate environment. We continue to monitor sensitivities to other parallel and non-parallel shifts as well as scenarios. Sensitivities to a 50bps shift are also provided.

	Santander UK plc group
	30 June 2022				31 December 2021
	+25bps	-25bps	+50bps	-50bps	+25bps	-25bps	+50bps	-50bps
	£m	£m	£m	£m	£m	£m	£m	£m
NIM sensitivity(1)	94	(93)	191	(192)	89	(94)	167	(205)
EVE sensitivity	82	(102)	161	(230)	89	(125)	148	(301)

	SFS
NIM sensitivity	2	(2)	3	(3)	4	(4)	8	(8)
EVE sensitivity	(6)	6	(13)	12	1	(2)	2	(5)
(1)RFB metric. Based on modelling assumptions of repricing behaviour.
.
30 June 2022 compared to 31 December 2021
The movement in Santander UK plc group NIM and EVE sensitivities in H122 was largely due to reduced margin compression risk as a result of higher yield curve levels, partially offset by a lower structural position. The benefit from reduced margin compression risk was greater for Santander UK plc group EVE sensitivities due to the longer time horizon considered under the EVE metric.
Our structural hedge position (average over the last year) remained broadly stable at c£109bn, with an average duration of c2.6 years.
TRADED MARKET RISK REVIEW
30 June 2022 compared to 31 December 2021
In H122, there were no significant changes to our traded market risk exposures in the Santander UK plc group. Our exposure to traded market risk is small, and arises from permitted transactions under the ring-fencing regime, offset by permitted market risk hedges.
The Internal VaR for exposure to traded market risk in H122 was less than £1m (2021: less than £1m).
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Liquidity risk

Overview
Liquidity risk is the risk that, while still being solvent, we do not have the liquid financial resources to meet our obligations when they fall due, or we can only obtain them at high cost.
Liquidity risk management
In H122, there were no significant changes in the way we manage liquidity risk as described in the 2021 Annual Report.
Liquidity risk review
In this section, we analyse our key liquidity metrics, including our Liquidity Coverage Ratio (LCR), our Liquidity Risk Appetite (LRA) and our wholesale funding. We also provide information on asset encumbrance.

Key metrics
LCR of 172% (2021: n/a)
Wholesale funding with maturity <1 year £9.8bn (2021: £10.2bn)
LCR eligible liquidity pool carrying value of £49.3bn (2021: n/a)
RFB DoLSub LCR eligible liquidity pool carrying value of £47.1bn (2021: £51.4bn)

LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
At 30 June 2022, the LCR was 172% (2021: n/a), and LCR eligible liquidity pool carrying value was £49.3bn (2021: n/a). Liquidity metrics are now reported for Santander UK from 1 January 2022 following adoption of the CRR2 regulation.
We also show the RFB and SFS LCR and LRA separately below, as we monitor and manage liquidity risk for RFB and SFS separately. The LRA data reflect the stress testing methodology in place at that time.

	RFB DoLSub LCR(1)		RFB LRA(2)
	30 June 2022	31 December 2021	30 June 2022	31 December 2021
	£bn	£bn	£bn	£bn
Eligible liquidity pool (liquidity value)(3)	47.0	51.3	47.7	52.5
Net stress outflows	(28.3)	(30.9)	(29.6)	(30.4)
Surplus	18.7	20.4	18.1	22.1
Eligible liquidity pool as a percentage of anticipated net cash flows	166%	166%	161%	173%

	SFS LCR		SFS LRA
Eligible liquidity pool (liquidity value)	2.1	2.8	2.2	2.8
Net stress outflows	(1.2)	(1.4)	(1.7)	(1.5)
Surplus	0.9	1.4	0.5	1.3
Eligible liquidity pool as a percentage of anticipated net cash flows	171%	206%	127%	184%
(1)The RFB LCR was 171%(31 December 2021:168%).
(2)The LRA is calculated for the Santander UK plc group (the RFB Group) and is a three-month Santander UK specific requirement.
(3)The liquidity value is calculated as applying an applicable haircut to the carrying value.

	RFB DoLSub LCR
	30 June 2022	31 December 2021
	£bn	£bn
Eligible liquidity pool (carrying value)	47.1	51.4

30 June 2022 compared to 31 December 2021
The RFB DoLSub LCR of 166% was unchanged and remains significantly above regulatory requirements. We also monitor the Net Stable Funding Ratio (NSFR), which was implemented on 1 January 2022 and we exceed the requirements. At 30 June 2022, the RFB DoLSub NSFR was 131% and SFS NSFR was 118%. We remain in a strong liquidity position. We hold sufficient liquid resources and have adequate governance and controls in place to manage the liquidity risks arising from our business and strategy.
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FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan and ensures it is compliant with the LRA and regulatory liquidity and capital requirements.

Maturity profile of wholesale funding
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
30 June 2022	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	—	—	—	1.4	—	1.4	2.7	3.9	2.3	10.3
–privately placed	—	—	—	—	—	—	—	0.1	—	0.1
Subordinated liabilities and equity (incl. AT1)	—	—	—	—	—	—	0.5	1.4	1.0	2.9
	—	—	—	1.4	—	1.4	3.2	5.4	3.3	13.3
Santander UK plc
Deposits by banks	0.7	0.1	—	—	—	0.8	—	—	—	0.8
Certificates of deposit and commercial paper	1.1	3.2	0.7	0.1	—	5.1	—	—	—	5.1
Senior unsecured – public benchmark	—	—	—	0.3	—	0.3	0.8	0.3	0.4	1.8
–privately placed	—	—	—	—	—	—	0.1	0.3	0.1	0.5
Covered bonds	—	—	0.9	1.0	—	1.9	2.7	9.9	1.2	15.7
Securitisation & structured issuance(2)	—	—	0.1	—	0.1	0.2	0.1	0.1	—	0.4
TFSME	—	—	—	—	—	—	—	31.9	—	31.9
Subordinated liabilities	—	—	—	—	—	—	0.5	—	0.7	1.2
	1.8	3.3	1.7	1.4	0.1	8.3	4.2	42.5	2.4	57.4
Other group entities
Securitisation & structured issuance(3)	—	—	—	0.1	—	0.1	—	—	—	0.1

Total at 30 June 2022	1.8	3.3	1.7	2.9	0.1	9.8	7.4	47.9	5.7	70.8
Of which:
–Secured	—	—	1.0	1.1	0.1	2.2	2.8	41.9	1.2	48.1
–Unsecured	1.8	3.3	0.7	1.8	—	7.6	4.6	6.0	4.5	22.7

31 December 2021
Total at 31 December 2021	3.1	3.2	2.8	0.2	0.9	10.2	5.9	41.1	10.6	67.8
Of which:
–Secured	0.2	—	0.9	0.1	0.9	2.1	2.1	33.7	7.2	45.1
–Unsecured	2.9	3.2	1.9	0.1	—	8.1	3.8	7.4	3.4	22.7
(1)95% of senior unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of England for Internal MREL.
(2)Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.
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Term issuance
In H122, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total H122	Total H121
	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	0.5	0.7	—	—	1.2	2.1
Subordinated debt and equity (inc. AT1)	0.8	—	—	—	0.8	0.5
	1.3	0.7	—	—	2.0	2.6
Santander UK plc
Securitisations and other secured funding	—	—	—	—	—	—
Covered bonds	1.8	0.8	1.5	—	4.1	—
Senior unsecured – public benchmark	—	—	—	—	—	—
–privately placed	—	—	—	—	—	0.1
TFSME	—	—	—	—	—	3.5
	1.8	0.8	1.5	—	4.1	3.6
Other group entities
Securitisations	—	—	—	—	—	—
Total gross issuances	3.1	1.5	1.5	—	6.1	6.2

Loan to deposit ratio
This table shows our customer loans, deposits and loan to deposit ratio (LDR) at 30 June 2022 and 31 December 2021. The business segments data excludes fair value loans, impairment loss allowances, accrued interest and other.

	30 June 2022			31 December 2021
	Customer Loans	Customer Deposits	LDR(2)	Customer Loans	Customer Deposits	LDR(2)
	£bn	£bn	%	£bn	£bn	%
Retail Banking	192.3	154.8	124%	185.6	157.0	118%
Consumer Finance	5.1	—	—%	5.0	—	—%
Corporate & Commercial Banking	17.4	25.3	69%	17.0	25.6	66%
Corporate Centre	2.7	10.0	27%	3.0	9.6	32%
Total customer loans and deposits(1)	217.5	190.1	114%	210.6	192.2	110%
Adjust for fair value loans, impairment loss allowances, accrued interest and other	3.6	0.6		2.9	0.7
Statutory loans and advances to customers/deposits by customers	221.1	190.7	116%	213.5	192.9	111%
(1) The customer loans and customer deposits numbers are the amounts disclosed in the Consolidated Balance Sheet.
(2) We calculate the LDR as loans and advances to customers (Customer Loans) divided by Customer Deposits.

Encumbrance of customer loans and advances
We have issued prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through our mortgage-backed and other asset-backed funding programmes.
We have raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages.
For more on how we have issued notes from our secured programmes externally and also retained them, and what we have used them for, see Notes 11 and 22 to the Consolidated Financial Statements in the 2021 Annual Report.

30 June 2022 compared to 31 December 2021
Our level of encumbrance from external and internal issuance of mortgage securitisations and covered bonds increased in H122 to £24.2bn (2021: £20.2bn). For more, see Note 11 to the Consolidated Financial Statements in the 2021 Annual Report.
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Capital risk

Overview
Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations.
Capital risk management
In H122, there were no significant changes in the way we manage capital risk as described in the 2021 Annual Report.
Capital risk review
In this section, we analyse our capital resources and key capital ratios including our leverage and RWAs.
Key metrics CET1 capital ratio of 15.5% (2021: 15.9%) Total qualifying regulatory capital of £14.6bn (2021: £14.7bn) UK leverage ratio of 5.2% (2021: 5.2%)
CAPITAL RISK REVIEW
Meeting evolving capital requirements
We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the current and expected future regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), the Countercyclical Capital Buffer (CCyB), and the Other Systemically Important Institutions Buffer (O-SII) at the level of the RFB Group. Expected future regulatory CET1 requirements are impacted by the removal of the temporary PRA buffer by the end of 2022 and the projected increases in the UK CCyB to 1% in December 2022 and 2% in July 2023.

Headroom of our CET1 capital ratio to our current MDA trigger level at 30 June 2022
At 30 June 2022, the headroom of our CET1 capital ratio of 15.5% to our 7% AT1 permanent write down (PWD) securities trigger was 8.5% of total RWAs or £6.0bn (2021: 8.9% of total RWAs or £6.1bn).
The headroom of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 30 June 2022 was:

Minimum
%
Pillar 1	4.5
Pillar 2A(1)	3.0
Capital conservation buffer	2.5
Countercyclical capital buffer	—
Current MDA trigger	10.0
Headroom	5.5
CET1 capital ratio	15.5
(1) Santander UK's Pillar 2 requirement was 5.3% at 30 June 2022, Pillar 2A guidance is a point in time assessment.

Significant headroom to minimum capital requirements and MDA
Our current capital position provides significant headroom of 550bps above our MDA trigger. The UK leverage ratio is 160bps above the regulatory minimum and buffers.

MREL recapitalisation
To date, we have issued £10.4bn of MREL compliant senior unsecured bonds.
Our forward-looking MREL recapitalisation plan assumes the Pillar 2A requirement remains at 5.3% and is calculated using RWA, leverage exposures and exchange rates at 30 June 2022. Based on this set of assumptions, our MREL requirements are driven by our RWAs. Santander UK’s indicative MREL requirements including combined buffer requirements is currently circa £21bn from 30 June 2022.
In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group Holdings plc senior unsecured securities that are due to become MREL ineligible over the following six months, plus a buffer for foreign exchange movements.

Key capital ratios

	Santander UK Group Holdings plc		Santander UK plc
	30 June 2022	31 December 2021	30 June 2022	31 December 2021
	%	%	%	%
CET1 capital ratio	15.5	15.9	15.8	16.1
AT1	3.1	3.2	2.8	2.9
Grandfathered Tier 1	—	0.2	—	0.2
Tier 2	2.2	2.3	2.4	2.7
Total capital ratio	20.8	21.6	21.0	21.9
The total subordination available to Santander UK plc senior unsecured bondholders was 21.0% (2021: 21.9%) of RWAs.
Return on assets - profit after tax divided by average total assets was 0.26% (31 December 2021: 0.48%).
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Summarised change in CET1 capital ratio

	Change	CET1 capital ratio
	bps	%
31 December 2021		15.9%
Regulatory changes on 1 January 2022	(38)
Pro forma at 1 January 2022		15.5%
Profit post distributions	41
Fixed pension deficit contributions	(13)
Expected loss provisions	7
Other	4
RWA growth	(41)
30 June 2022		15.5%
30 June 2022 compared to 31 December 2021
The CET1 capital ratio decreased 40bps to 15.5%, largely due to the regulatory changes that took effect from January 2022. RWA growth in Retail Banking and Consumer Finance were offset by retained profit. The business remains strongly capitalised.
The UK leverage ratio was unchanged as the impact of the change in treatment of software assets on 1 January 2022 was offset by retained profit. UK leverage exposure remained broadly stable.
Total capital ratio decreased by 80bps to 20.8%, due to the one-off regulatory changes that took effect on 1 January 2022 and the reduction in Additional Tier 1 and Tier 2 capital securities recognised following the end of the CRR Grandfathering period on 1 January 2022.

Regulatory capital resources
This table shows our qualifying regulatory capital:

	30 June 2022	31 December 2021
	£m	£m
CET1 capital instruments and reserves:
– Capital instruments	7,060	7,060
– Retained earnings	7,339	6,754
– Accumulated other reserves and non-controlling interests	(646)	138
CET1 capital before regulatory adjustments	13,753	13,952
CET1 regulatory adjustments:
– Additional value adjustments	(20)	(25)
– Goodwill (net of tax)	(1,136)	(1,130)
– Other intangibles	(338)	(195)
– Fair value reserves related to gains or losses on cash flow hedges	669	(110)
– Negative amounts resulting from the calculation of regulatory expected loss amounts	(533)	(585)
– Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(26)	—
– Deferred tax assets that rely on future profitability excluding timing differences	(4)	(2)
– Defined benefit pension fund assets	(1,447)	(1,061)
– NPE Backstop	(1)	—
– CET1 Capital Charge	(47)	—
– Dividend accrual	(2)	(17)
– IFRS 9 Transitional Adjustment	59	21
CET1 capital	10,927	10,848
AT1 capital instruments:
– Capital instruments	2,196	2,191
– Amount of qualifying items subject to phase out from AT1	—	163
– Regulatory deductions for instruments issued by subsidiary undertakings	—	(48)
AT1 capital	2,196	2,306
Tier 1 capital	13,123	13,154
Tier 2 capital instruments:
– Capital instruments	2,101	2,263
– Amount of qualifying items subject to phase out from Tier 2	217	35
– Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation and repurchases	(826)	(725)
Tier 2 capital	1,492	1,573
Total regulatory capital	14,615	14,727

30 June 2022 compared to 31 December 2021
2022 ordinary share dividends are expected to be in line with our existing dividend policy of 50% of recurring profit after tax.
The BoE published its first Resolvability Assessment Framework assessment in June 2022. We were the only UK bank with no material issues to achieve resolution identified.
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Movements in regulatory capital:

	CET1 capital	AT1 capital	Tier 2 capital	Total
	£m	£m	£m	£m
At 1 January 2022	10,848	2,306	1,573	14,727
–Retained earnings	585	—	—	585
–Other reserves and non-controlling interests	(784)	—	—	(784)
–Additional value adjustments	5	—	—	5
–Goodwill (net of tax)	(6)	—	—	(6)
–Other intangibles	(143)	—	—	(143)
–Fair value reserves related to gains and losses on cash flow hedges	779	—	—	779
–Negative amounts resulting from the calculation of regulatory expected loss amounts	52	—	—	52
–Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(26)	—	—	(26)
–Deferred tax assets that rely on future profitability excluding timing differences	(2)	—	—	(2)
–Defined benefit pension fund assets	(386)	—	—	(386)
–NPE Backstop	(1)	—	—	(1)
–CET1 Capital Charge	(47)	—	—	(47)
–Dividend accrual	15	—	—	15
–Capital instruments	—	5	(162)	(157)
–IFRS 9 Transitional Adjustment	38	—	—	38
–Amount of qualifying items subject to phase out from AT1	—	(163)	—	(163)
–Amount of qualifying items subject to phase out from Tier 2	—	—	182	182
- Deductions for instruments issued by subsidiary undertakings or subject to CRD IV amortisation	—	48	(101)	(53)
At 30 June 2022	10,927	2,196	1,492	14,615

Risk-weighted assets
The tables below are consistent with our regulatory filings for 30 June 2022 and 31 December 2021.

	30 June 2022	31 December 2021
RWAs by risk	£bn	£bn
Credit risk	62.6	60.2
Counterparty risk	0.8	1.0
Market risk	0.3	0.2
Operational risk	6.7	6.7
	70.4	68.1

	30 June 2022	31 December 2021
RWAs by segment	£bn	£bn
Retail Banking	44.7	42.9
– Homes	35.4	34.2
– Everyday Banking	9.3	8.7
Consumer Finance	7.0	6.4
Corporate & Commercial Banking	13.0	12.9
Corporate Centre	5.7	5.9
	70.4	68.1

Movements in RWAs by risk:

	Credit/counterparty risk	Market risk	Operational risk	Total
	£bn	£bn	£bn	£bn
At 1 January 2022	61.2	0.2	6.7	68.1
Asset size	1.9	0.1	—	2.0
Asset quality	(0.1)	—	—	(0.1)
Methodology and policy	0.4	—	—	0.4
At 30 June 2022	63.4	0.3	6.7	70.4

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Regulatory leverage

	30 June 2022	31 December 2021
	£m	£m
Regulatory exposure	248,565	246,304
End-point Tier 1 capital(1)	12,951	12,849
UK leverage ratio	5.2%	5.2%
BBLS lending excluded from leverage exposure	(3,046)	(3,622)
(1)    Includes deductions and AT1 adjustment permitted under the recommendation from the Financial Policy Committee on 25 July 2016.
Under the PRA rules, we adjust our total assets per the Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	30 June 2022	31 December 2021
	£m	£m
Total assets per the Consolidated Balance Sheet	290,833	293,676
Derivatives netting and potential future exposure	(938)	(646)
Securities financing current exposure add-on	336	518
Removal of IFRS netting	1,007	1,052
Removal of qualifying central bank claims	(48,218)	(54,116)
Commitments calculated in accordance with Basel Committee Leverage Framework	7,752	7,619
CET1 regulatory adjustments	(2,207)	(1,799)
	248,565	246,304

30 June 2022 compared to 31 December 2021
The UK leverage ratio was unchanged as the impact of the change in treatment of software assets on 1 January 2022 was offset by retained profit. UK leverage exposure remained broadly stable.

Distributable items
Distributable items are equivalent to distributable profits under the UK Companies Act 2006. The distributable items of Santander UK Group Holdings plc under CRD IV at 30 June 2022 and 31 December 2021, and movements in the period, were as follows:

	30 June 2022	31 December 2021
	£m	£m
At 1 January	4,262	4,252
Dividends approved:
–AT1 Capital Securities	(92)	(143)
–Tax on above item	17	27
–Ordinary shares	(397)	(1,346)
Dividends receivable:
–Investment in AT1 Capital Securities	71	131
–Tax on above item	(14)	(25)
–Investment in ordinary shares of subsidiary	396	1,366
Other income statement items (Company)	10	—
At period end	4,253	4,262
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Pension risk

Overview
Pension risk is the risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to some other reason.
Pension risk management
In H122, there were no significant changes in the way we manage pension risk as described in the 2021 Annual Report.
Pension risk review
In this section, we provide an update on key movements in pension risk profile in H122.

Key metrics Funding Deficit at Risk was £890m (2021: £1,190m) Funded defined benefit pension scheme accounting surplus was £2012m (2021: £1,573m)
PENSION RISK REVIEW
30 June 2022 compared to 31 December 2021
Interest and inflation hedging continue to increase in H122 as part of the long-term goal to reduce the risk of the Santander (UK) Group Pension Scheme (the Scheme). In H122, the Scheme purchased a second annuity policy covering the remaining uninsured pensioner liabilities in the SMA and SPI sections based on membership data at 30 June 2021.
Risk monitoring and measurement
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At 30 June 2022, the Funding Deficit at Risk decreased to £890m (2021: £1,190m), mainly due to actions such as interest rate and inflation hedging, and £0.4bn sale of growth assets. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on the funding basis. On the funding basis, the interest rate hedging ratio was107% (2021: 93%) and the inflation hedging ratio was100% (2021: 94%) at 30 June 2022.
We also monitor the potential impact from variations in the IAS 19 position on CET1 capital. The impact on CET1 capital was not significant in H122. For more on the impact of our defined benefit schemes on capital, see the ‘Capital risk’ section.
Accounting position
The accounting position improved over H122. The Scheme sections in surplus had an aggregate surplus of £2,012m at 30 June 2022 (2021: £1,573m) while there were no sections in deficit (2021: £—m). The overall funded position was a £2,012m surplus (2021: £1,573m surplus). There were also unfunded liabilities of £29m at 30 June 2022 (2021: £37m). The improvement in the overall position was mainly driven by an increase in the discount rate and deficit contributions paid into the Scheme, partially offset by negative asset returns over the period.
There remains considerable market uncertainty and while the actions above mitigate some of the impact of market movements in yields, our position could change materially over a short period.
For more on our pension schemes, including the current asset allocation and our accounting assumptions, see Note 25 to the Condensed Consolidated Interim Financial Statements.
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Operational risk & resilience

Overview
Operational risk is the risk of loss due to inadequate or failed internal processes, people and systems, or external events.
Operational risk management
In H122, there were no significant changes in the way we manage operational risk as described in the 2021 Annual Report.
Operational risk review
In this section, we provide an update on key movements in operational risk in H122.
Key metrics Fraud reimbursement charges were £63m (H121: £37m)
OPERATIONAL RISK REVIEW
30 June 2022 compared to 31 December 2021
Operational risk event losses
In H122 we did not experience any material operational risk losses with the exception of fraud. The losses in H122 remained within our risk appetite. In addition, provisions continue to be managed to cover existing customer remediation programmes and associated costs.

People risk
This risk continues to be compounded by changes in operating models and the execution of our strategies. In particular, the potential people and attrition risks associated with the phased re-location of our Head Office to Unity Place in Milton Keynes are under close monitoring and management. We continue to adapt and respond to these risk factors, along with the potential impact on productivity with our wellbeing and inclusion strategy centred on supporting colleagues through change. Following the pandemic, we are starting to see improved levels of wellbeing-related absence but, in line with our peers, we continue to see an increase in levels of attrition reflecting a degree of suppressed leavers during Covid-19 and a more buoyant job market. As appropriate, we advocate a hybrid approach to working to encourage colleagues to return to central offices. We are also considering support initiatives as external economic factors start to impact some of our colleagues.
Cyber risk
Information and cyber security remain a top risk and a priority. We experienced no notable information and cyber security incidents in H122. We continue to see increasing ransomware attacks across all sectors driven by supply chain tools compromises and we expect this trend to continue. We also continue monitoring closely the cyber threat from the conflict in Ukraine. As a result, we continue to review and enhance our controls based on the latest intelligence. We continue to invest to maintain the right skills and resources to manage information and cyber security risk effectively across all our lines of defence.
Fraud risk
Fraud against our customers and the bank remains a top risk and a priority. Fraud levels across all UK banks continued to increase in H122. We continued to see fraudsters using various techniques to commit fraud and scams. In line with industry, Authorised Push Payment Fraud is now our most significant single fraud losses area. In response, we are designing new fraud prevention tools. We are the first bank to deploy dynamic ‘scam warnings’ in our online banking payment process, to prevent customers falling victim to purchase and investment scams. These enhance the fraud prevention controls for high risk digital payments where the customer is given a number of questions and warnings in their payment journey, tailored to their circumstances. We actively work with industry partners on fraud management through UK Finance and our membership of Stop Scams UK. In H122 we continued our customer awareness campaigns that cover the most common fraud and scam types. We increased our fraud messaging and scam education to help our customers and we continued to run virtual fraud awareness sessions to provide information on how they can protect themselves. In May 2022, our fraud team appeared on the ITV Tonight programme, to show our 'Break the Spell' process, and how we tackle social engineering and protect our customers from fraud.
IBOR transition
In 2021, we – along with our customers and counterparties – agreed the transition to alternative reference rates for the vast majority of our post-2021 LIBOR agreements. The focus shifted in H122 to finalising the transition of agreements still referencing the continuing USD LIBOR tenors, and to managing down the small ‘tough legacy’ position in GBP LIBOR. In March, all remaining actions were transitioned to BAU and the LIBOR Transition Programme was closed.
Information Technology risk
The importance of IT continued to be reiterated by some outages to customer services in H122 and we continue progressing a wide programme to address the root causes and further reduce key risks within our IT estate. The programme is expected to deliver risk reduction over a three year horizon and progress is closely monitored though our comprehensive risk governance.
Data management risk
In H122, our Data Programme progressed with clear deliverables defined that will improve our ability to manage data and to improve our data management capabilities in line with our approved Data Strategy.
Operational resilience
We have committed that by 2025, we will address the vulnerabilities identified in the first operational resilience self-assessment approved by the Board and submitted to our regulators in March 2022. Achieving this will enhance our resilience, i.e. the ability of Santander UK to recover its Important Business Services (IBS) within Impact Tolerance levels to avoid intolerable harm to customers, the firm, or the market, with focus on vulnerable customers. A programme is in progress to remediate identified asset vulnerabilities which could directly affect our ability to recover our IBS within Impact Tolerances in the event of an outage. We have introduced resilience assessments across technology, data, people, third parties, and premises, which enhance our ability to monitor, oversee and action issues. Input to these assessments include scenario test outputs, post incident reviews, metrics, risk and control self assessments, and event data. We monitor trigger thresholds in any incident which may affect our ability to provide our IBS. These practices inform our annual operational resilience self-assessment. Our operational resilience programme received a satisfactory rating from Internal Audit and through independent external review in H122.
Third party risk
We continue to rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of goods and services. In H122, we continued to evolve our processes. This included implementing a new Third Party Risk Management process and amending contracts with suppliers.
Climate related risk
We continue to embed climate change within all our risk types and monitor progress against our implementation plans on a regular basis.
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Conduct and regulatory risk

Overview
We manage the conduct and non-financial regulatory risk types in one framework. We do this to reflect their similarities.
Conduct and regulatory risk management
In H122, there were no significant changes in the way we manage conduct and regulatory risk as described in the 2021 Annual Report.
Conduct and regulatory risk review
In this section, we provide an update on key developments in conduct and regulatory risk in H122.
Key metrics Customer remediation provision was £49m (2021: £44m) Litigation and other regulatory provision was £166m (2021: £166m)
CONDUCT AND REGULATORY RISK REVIEW
30 June 2022 compared to 31 December 2021
To ensure we fully consider customer and conduct impacts across our business, we continue to maintain a strong focus on robust oversight and control of the full customer journey on all our products and services portfolio. In H122, we continued to build on our progress in 2021 and remained vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity, in particular in the context of regulator and government driven initiatives. As part of this, we:
–Assessed the views and new policy areas in the FCA’s 2022/23 Business Plan. The key focus this year is on three main areas: reducing and preventing serious consumer harm; setting and testing higher standards; and promoting competition and positive change. We continue to consider and address these in our controls, product processes and frameworks, and we continue to adapt in line with the evolution of a digital economy.
–Further evolved our Financial Support team and SME support, with further investment in people and technology to ensure we continue to drive fair and consistent outcomes, whilst managing the anticipated increased inflow of customers who continue to be affected post the Covid-19 pandemic, as well as by the rising cost of living.
–Proactively identified and contacted customers who may be experiencing early signs of financial stress, to support them and try to help to prevent longer term financial difficulty. Our engagement makes internal referrals to Santander UK online support material, and referrals to external support via PayPlan. Between early April and early June 2022, we contacted over 776,000 customers and issued over 1.7 million customer communications and there are plans for ongoing customer engagement and support.
–Continued to support mortgage customers with money worries through a dedicated Financial Support team, where required, to make arrangements to address any arrears and to help them with solutions with us or with our debt charity partners.
–Focused on collections and further financial support, including Pay As You Grow options for BBLS customers, as well as action arising from the FCA's recent multi-firm review of SMEs Collection and Recoveries. In addition, CCB will be participating in the next phase of the Government's Recovery Loans Scheme.
–Continued to actively participate in pilot schemes, as part of the industry Access to Cash Action Group (CAG) and Design Authority, including input into the future UK Wholesale Cash Distribution Model, which includes supporting industry-wide commitments.
–Continued to take steps to maintain appropriate monitoring and surveillance capability for our market and customer facing staff that continue to work from home to support hybrid working arrangements.
–Continued to manage technological change and increased digitisation in line with regulatory initiatives.
–Delivered change to meet the evolving regulatory landscape, including changes brought about by Payment Systems Regulator (PSR): Confirmation of Payee Phase 2, Open Banking and PSD2, and the FCA Consumer Protection Agenda.
–Our Consumer Duty programme also continues, and considering the recently published FCA final rules, remains focused on ensuring that our product and services, communications, and respective control frameworks are further enhanced to continue to support good customer outcomes
–Successfully transitioned to alternate reference rates for the vast majority of LIBOR agreements. Our focus remains on transitioning a small group of customers whose agreements still reference older Sterling LIBOR or USD LIBOR. We continue to contribute to FCA consultation papers on both.
–Continued to consult with HM Treasury on the Future UK Regulatory Framework, along with the industry and peers on how regulatory rulemaking powers will be distributed post-Brexit, and the mechanisms for improving accountability and scrutiny of the rule-makers.
Following the implementation of the Contingent Reimbursement Model, a voluntary code of practice to deal with authorised push payment fraud, we continue to engage with the industry and authorities, giving input and support to further develop the code's framework.
Like all UK banks, we continue to see a demanding regulatory agenda focused on consumer outcomes, addressing customer detriment, price regulation and vulnerability. Conduct risks will likely continue to rise in the near and medium-term, as banks deal with a large volume of personal and business borrowers who continue to be impacted post pandemic and by the rising cost of living crisis. When implementing regulatory change, we focus on ensuring that our strategy, leadership, governance arrangements, and approach to managing and rewarding staff does not lead to a detrimental impact on our customers, competition, or to market integrity. We expect all our staff to take responsibility for identifying, assessing, managing and reporting risks and our I AM Risk programme supports them in doing so.
For an update on key movements in our financial crime risk profile, see the 'Financial crime risk review' section.
Accounting position
For more on our provisions, see Note 24 to the Condensed Consolidated Interim Financial Statements. For more on our contingent liabilities, see Note 26 to the Condensed Consolidated Interim Financial Statements.

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Financial crime risk

Overview
Financial crime risk is the risk that we are used to further financial crime, including money laundering, sanctions evasion, terrorist financing, facilitation of tax evasion, bribery and corruption.
Financial crime risk management
In H122, there were no significant changes in the way we manage financial crime risk as described in the 2021 Annual Report.
Financial crime risk review
In this section, we provide an update on key developments in financial crime risk in H122.

Key developments
Senior management and the Board engagement in the management of financial crime risk has remained high, appropriate for one of our top risks. We continue to enhance our financial crime risk management capabilities with material investment across data, systems, subject matter expertise, and back book remediation.

FINANCIAL CRIME RISK REVIEW
30 June 2022 compared to 31 December 2021
Financial institutions (FIs) remain under intense regulatory scrutiny to demonstrate the steps they are taking to prevent and detect financial crime. Legal and regulatory expectations regarding the need for FIs to maintain effective financial crime systems and controls, including adapting these to identify and respond to new and emerging threats, have been reinforced through a number of high-profile regulatory enforcements, such as the conclusion of the first criminal prosecution of a FI in the UK for breaches of the UK Money Laundering Regulations. In H122, we continued to cooperate with the FCA's civil regulatory investigation into Santander UK plc's financial crime systems, processes and controls focused primarily on the period from 2012 to 2017. For more, see Note 26 to the Condensed Consolidated Interim Financial Statements.
The financial crime landscape continues to be complex, with evolving regulatory and legal requirements, geo-political factors and changing criminal methods influencing the risks we face. Rapid deployment of government relief measures to support individuals and businesses during the Covid-19 pandemic increased the risk of financial crime. Developments around virtual and digital currencies have continued, with the industry’s financial crime risk assessment and management frameworks in their early stages. Changes to sanctions regimes continue to add complexity. We continue to monitor external developments and respond to their impacts on our financial crime controls and have increased our resources to do so.
Senior management and the Board engagement in the management of financial crime risk has remained high, appropriate for one of our top risks. We continue to enhance our financial crime risk management capabilities with material investment across data, systems, subject matter expertise, and back book remediation.

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Financial statements
	Contents
	Primary financial statements	53
	Consolidated Income Statement	53
	Consolidated Statement of Comprehensive Income	54
	Consolidated Balance Sheet	55
	Consolidated Cash Flow Statement	56
	Consolidated Statement of Changes in Equity	57
	Notes to the financial statements	58
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Condensed Consolidated Income Statement (unaudited)
For the Half Year to

		30 June 2022	30 June 2021
	Notes	£m	£m
Interest and similar income		2,786	2,389
Interest expense and similar charges		(638)	(461)
Net interest income		2,148	1,928
Fee and commission income		376	302
Fee and commission expense		(210)	(155)
Net fee and commission income		166	147
Other operating income	3	101	137
Total operating income		2,415	2,212
Operating expenses before credit impairment (losses)/write-backs, provisions and charges	4	(1,186)	(1,341)
Credit impairment (losses)/write-backs	5	(118)	70
Provisions for other liabilities and charges	5	(118)	(190)
Total operating credit impairment (losses)/write-backs, provisions and charges		(236)	(120)
Profit from continuing operations before tax		993	751
Tax on profit from continuing operations		(233)	(204)
Profit from continuing operations after tax		760	547
Profit from discontinued operations after tax	34	—	24
Profit after tax		760	571

Attributable to:
Equity holders of the parent		743	537
Non-controlling interests		17	34
Profit after tax		760	571

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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Condensed Consolidated Statement of Comprehensive Income (unaudited)

For the Half Year to

	30 June 2022	30 June 2021
	£m	£m
Profit after tax	760	571
Other comprehensive expense that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
–Change in fair value	(171)	(62)
–Income statement transfers	162	59
–Taxation	4	(1)
	(5)	(4)
Cash flow hedges:
–Effective portion of changes in fair value	729	(618)
–Income statement transfers	(1,807)	376
–Taxation	299	40
	(779)	(202)
Net other comprehensive expense that may be reclassified to profit or loss subsequently	(784)	(206)
Other comprehensive income that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
–Change in fair value	326	745
–Taxation	(26)	(248)
	300	497
Own credit adjustment:
–Change in fair value	29	—
–Taxation	(9)	—
	20	—
Net other comprehensive income that will not be reclassified to profit or loss subsequently	320	497
Total other comprehensive income/(expense) net of tax	(464)	291
Total comprehensive income	296	862

Attributable to:
Equity holders of the parent	279	827
Non-controlling interests	17	35
Total comprehensive income	296	862
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Balance Sheet (unaudited)
At 30 June 2022 and 31 December 2021

		30 June 2022	31 December 2021
	Notes	£m	£m
Assets
Cash and balances at central banks		45,172	50,494
Financial assets at fair value through profit or loss:
–Derivative financial instruments	8	2,314	1,720
–Other financial assets at fair value through profit or loss	9	561	676
Financial assets at amortised cost:
–Loans and advances to customers	10	221,130	213,525
–Loans and advances to banks		953	1,420
–Reverse repurchase agreements – non trading	12	8,793	12,683
–Other financial assets at amortised cost	13	156	506
Financial assets at fair value through other comprehensive income	14	4,913	5,851
Interests in other entities	15	234	201
Intangible assets	16	1,538	1,545
Property, plant and equipment	17	1,496	1,555
Current tax assets		432	351
Retirement benefit assets	25	2,012	1,573
Other assets		1,080	1,576
Assets held for sale	34	49	—
Total assets		290,833	293,676
Liabilities
Financial liabilities at fair value through profit or loss:
–Derivative financial instruments	8	839	1,019
–Other financial liabilities at fair value through profit or loss	18	827	803
Financial liabilities at amortised cost:
– Deposits by customers	19	190,720	192,914
–Deposits by banks	20	35,189	33,862
–Repurchase agreements – non trading	21	6,910	11,718
–Debt securities in issue	22	34,640	31,580
–Subordinated liabilities	23	2,335	2,228
Other liabilities		2,647	2,198
Provisions	24	363	366
Deferred tax liabilities		385	573
Retirement benefit obligations	25	29	37
Total liabilities		274,884	277,298
Equity
Share capital		7,060	7,060
Other equity instruments	27	2,196	2,191
Retained earnings		7,339	6,754
Other reserves		(646)	138
Total shareholders’ equity		15,949	16,143
Non-controlling interests	28	—	235
Total equity		15,949	16,378
Total liabilities and equity		290,833	293,676
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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Condensed Consolidated Cash Flow Statement(1) (unaudited)

For the Half Year to

	30 June 2022	30 June 2021
	£m	£m
Cash flows from operating activities
Profit before tax	993	784

Adjustments for:
Non-cash items included in profit	698	347
Change in operating assets	(4,748)	5,660
Change in operating liabilities	(8,081)	(1,695)
Corporation taxes paid	(222)	(153)
Effects of exchange rate differences	1,703	(692)
Net cash flows from operating activities	(9,657)	4,251
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(264)	(352)
Proceeds from sale of property, plant and equipment and intangible assets	103	272
Purchase of financial assets at amortised cost and financial assets at FVOCI	(1,146)	(1,016)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at FVOCI	2,421	3,790
Net cash flows from investing activities	1,114	2,694
Cash flows from financing activities
Issue of other equity instruments	750	450
Issue of debt securities and subordinated notes	5,352	2,186
Issuance costs of debt securities and subordinated notes	(10)	(3)
Repayment of debt securities and subordinated notes	(3,138)	(8,768)
Disposal of non-controlling interests	(235)	—
Repurchase of other equity instruments	(750)	(500)
Dividends paid on ordinary shares	(397)	—
Dividends paid on other equity instruments	(76)	(73)
Dividends paid on non-controlling interests	(17)	(17)
Principal elements of lease payments	(33)	(13)
Net cash flows from financing activities	1,446	(6,738)
Change in cash and cash equivalents	(7,097)	207
Cash and cash equivalents at beginning of the period	51,787	49,221
Effects of exchange rate changes on cash and cash equivalents	38	(11)
Cash and cash equivalents at the end of the period	44,728	49,417

Cash and cash equivalents consist of:
Cash and balances at central banks	45,172	41,022
Less: restricted balances	(2,154)	(1,694)
	43,018	39,328

Other cash equivalents: Loans and advances to banks - Non trading	829	1,642
Other cash equivalents: Reverse repurchase agreements	881	8,447
Cash and cash equivalents at the end of the period	44,728	49,417
(1) For more information on cash flows and amounts restated see Note 29.
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
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Condensed Consolidated Statement of Changes in Equity (unaudited)
For the Half Year to

			Other reserves					Non-controlling interests
	Share capital	Other equity instruments	Fair value	Cash flow hedging	Currency translation	Retained earnings
							Total		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	7,060	2,191	26	110	2	6,754	16,143	235	16,378
Profit after tax	—	—	—	—	—	743	743	17	760
Other comprehensive (expense)/income, net of tax:
– Fair value reserve (debt instruments)	—	—	(5)	—	—	—	(5)	—	(5)
– Cash flow hedges	—	—	—	(779)	—	—	(779)	—	(779)
– Pension remeasurement	—	—	—	—	—	300	300	—	300
– Own credit adjustment	—	—	—	—	—	20	20	—	20
Total comprehensive income	—	—	(5)	(779)	—	1,063	279	17	296
Issue of other equity instruments	—	750	—	—	—	—	750	—	750
Disposal of non-controlling interests	—	—	—	—	—	—	—	(235)	(235)
Repurchase of other equity instruments	—	(745)	—	—	—	(5)	(750)	—	(750)
Dividends on ordinary shares	—	—	—	—	—	(397)	(397)	—	(397)
Dividends on other equity instruments	—	—	—	—	—	(76)	(76)	—	(76)
Dividends on non-controlling interests	—	—	—	—	—	—	—	(17)	(17)
At 30 June 2022	7,060	2,196	21	(669)	2	7,339	15,949	—	15,949

At 1 January 2021	7,060	2,241	29	486	2	6,030	15,848	397	16,245
Profit after tax	—	—	—	—	—	537	537	34	571
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	—	—	(4)	—	—	—	(4)	—	(4)
– Cash flow hedges	—	—	—	(202)	—	—	(202)	—	(202)
– Pension remeasurement	—	—	—	—	—	496	496	1	497
Total comprehensive income	—	—	(4)	(202)	—	1,033	827	35	862
Issue of other equity instruments	—	450	—	—	—	—	450	—	450
Repurchase of other equity instruments	—	(500)	—	—	—	—	(500)	—	(500)
Dividends on other equity instruments	—	—	—	—	—	(73)	(73)	—	(73)
Dividends on non-controlling interests	—	—	—	—	—	—	—	(17)	(17)
At 30 June 2021	7,060	2,191	25	284	2	6,990	16,552	415	16,967
The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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1. ACCOUNTING POLICIES
The financial information in these Condensed Consolidated Interim Financial Statements is unaudited and does not constitute statutory accounts as defined in section 434 of the UK Companies Act 2006. These Condensed Consolidated Interim Financial Statements were approved by the Board of Directors on 11 August 2022. Statutory accounts for the year ended 31 December 2021 have been delivered to the Registrar of Companies.
The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim Financial Reporting', as issued by the International Accounting Standards Board (IASB) and adopted in the UK, and the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority (FCA). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of Santander UK Group Holdings plc (the Company) and its subsidiaries (collectively Santander UK or the Santander UK group) for the year ended 31 December 2021 which were prepared in accordance with UK-adopted International Accounting Standards (IAS). Those consolidated financial statements were also prepared in accordance with IFRSs as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee, as there were no applicable differences from IFRSs as issued by the IASB for the periods presented.
Except as noted below, the same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of Santander UK’s 2021 Annual Report.
Property, plant and equipment
During H122, Santander UK expanded its accounting policy for 'Property, plant and equipment' to separately address properties which it no longer occupies, and to identify such properties as ‘Investment property’. This change had no financial impact on these Condensed Consolidated Interim Financial Statements.

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the Santander UK group, is classified as investment property and included in property, plant and equipment. Investment property is accounted for in the same manner as owner-occupied property. In addition, rental income from investment property is recognised as other revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income, over the term of the lease.
Cash and cash equivalents
Following a decision by the IFRS Interpretations Committee in April 2022, Santander UK updated its accounting policy to exclude from cash and cash equivalents Reserves Collateralisation Accounts (RCAs) balances held at the BoE relating to Santander UK’s participation in certain payments schemes. Instead, RCAs balances are classified as restricted balances and included within 'change in operating assets' in the cash flow statement. Prior periods have been restated.
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks and short-term investments in securities. Balances with central banks represent amounts held at the BoE as part of the Santander UK group’s liquidity management activities. It includes certain minimum cash ratio deposits held for regulatory purposes and reserves collateralised accounts in respect of Santander UK’s participation in certain payments schemes which are required to be maintained with the BoE and are restricted balances.

Non-current assets held for sale
Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary, and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell, with the exception of financial instruments which remain governed by the requirements of IFRS 9 and are held at their IFRS 9 carrying value.

Future accounting developments
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the IASB amended IAS 1 Presentation of Financial Statements to require entities to disclose their material rather than their significant accounting policies. To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality. The amendments are effective for annual periods beginning on or after 1 January 2023 with earlier application permitted. The amendments are awaiting UK endorsement. The amendments are expected to streamline and improve our accounting policy disclosures by making them more specific to the Santander UK group.

Going concern
In light of the continuing economic uncertainty, the Directors updated their going concern assessment in preparing these Condensed Consolidated Interim Financial Statements. After making enquiries, the Directors have a reasonable expectation that Santander UK has adequate resources to continue in operational existence for at least twelve months from the date of this report and, therefore, having reassessed the principal risks and uncertainties, the Directors consider it appropriate for the Condensed Consolidated Interim Financial Statements to be prepared on a going concern basis.
In making their going concern assessment in connection with preparing the Condensed Consolidated Interim Financial Statements, the Directors considered a wide range of information that included Santander UK’s long-term business and strategic plans, forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities and the reasonably possible changes in trading performance arising from potential economic, market and product developments.
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CRITICAL JUDGEMENTS AND ACCOUNTING ESTIMATES
The preparation of the Condensed Consolidated Interim Financial Statements requires management to make judgements and accounting estimates that affect the reported amount of assets and liabilities at the reporting date and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an ongoing basis. Actual results may differ from these accounting estimates under different assumptions or conditions. In preparing the Condensed Consolidated Interim Financial Statements, no significant judgements were made in applying the accounting policies, other than those involving estimations about credit impairment losses, provisions and contingent liabilities, pensions and goodwill. There has been no change in the inherent sensitivity of the areas of judgement in the period. Management have considered the impact of developments in principal risks and uncertainties, as set out in the Risk review, on critical judgements and accounting estimates.

a) Credit impairment losses

Key judgements	–Determining an appropriate definition of default
–Establishing the criteria for a significant increase in credit risk (SICR) and, for corporate borrowers, internal credit risk rating
–Determining appropriate post model adjustments
–Assessing individual corporate Stage 3 exposures
Key estimates	–Forward-looking multiple economic scenario assumptions
–Probability weights assigned to multiple economic scenarios
For more on each of these key judgements and estimates, see 'Critical judgements and accounting estimates applied in calculating ECL' in the ‘Credit risk – credit risk management’ section of the Risk review in the 2021 Annual Report.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – credit risk management’ section of the Risk review.

b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Assessing the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Included in Litigation and other regulatory provisions in Note 24 are amounts in respect of management’s best estimates of liability relating to a legal dispute regarding allocation of responsibility for a specific PPI portfolio of complaints, and Plevin related litigation. Note 26 provides disclosure relating to ongoing factual issues and reviews that could impact the timing and amount of any outflows.
Note 26 includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions, as well as an FCA civil regulatory investigation which commenced in July 2017 into our compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result, it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on these key judgements and estimates, see Notes 24 and 26.

c) Pensions

Key judgements	–Setting the criteria for constructing the corporate bond yield curve used to determine the discount rate
–Determining the methodology for setting the inflation assumption
Key estimates	–Discount rate applied to future cash flows
–Rate of price inflation
–Expected lifetime of the schemes' members
–Valuation of pension fund assets whose values are not based on market observable data
For more on each of these key judgements and estimates, see Note 25.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures, see ‘Actuarial assumption sensitivities’ in Note 25. The Scheme was invested in certain assets whose values are not based on market observable data, such as investments in private equity funds and property. Due diligence has been conducted to ensure the values obtained in respect of these assets are appropriate and represent fair value. Given the nature of these investments, we are unable to prepare sensitivities on how their values could vary as market conditions or other variables change.

d) Goodwill

Key judgements:
–Determining the basis of goodwill impairment calculation assumptions, including management's planning assumptions considering internal capital allocations needed to support Santander UK's strategy, current market conditions and the macro-economic outlook.

Key estimates:	–Forecast cash flows for cash generating units, including estimated allocations of regulatory capital
–Growth rate beyond initial cash flow projections
–Discount rates which factor in risk-free rates and applicable risk premiums
All of these variables are subject to fluctuations in external market rates and economic conditions beyond management’s control
For more on each of these key judgements and estimates, see Note 16.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating VIU’ in Note 20 to the Consolidated Financial Statements in the 2021 Annual Report.
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2. SEGMENTS
Santander UK’s principal activity is financial services, mainly in the UK. The business is managed and reported on the basis of four segments, which are strategic business units that offer different products and services, have different customers and require different technology and marketing strategies.

As reflected in the 2021 Annual Report, the segmental basis of presentation in these Condensed Consolidated Interim Financial Statements changed following a management review of our structure in Q4 2021. Previously, Consumer Finance was managed as part of Retail Banking.
Santander UK plc transferred a significant part of its Corporate & Investment Banking business to the London branch of Banco Santander SA under a Part VII banking business transfer scheme, which completed on 11 October 2021. The residual parts of the Corporate & Investment Banking business have been wound down or transferred to other segments. For the periods prior to its sale, the Corporate & Investment Banking business met the requirements for presentation as discontinued operations. For more details, see Note 34.

Results by segment

For the Half Year to

	Retail Banking	Consumer Finance	Corporate & Commercial Banking	Corporate Centre	Total
30 June 2022	£m	£m	£m	£m	£m
Net interest income	1,792	92	242	22	2,148
Non-interest income/(expemse)	107	101	69	(10)	267
Total operating income	1,899	193	311	12	2,415
Operating expenses before credit impairment (losses)/write-backs, provisions and charges	(832)	(73)	(181)	(100)	(1,186)
Credit impairment (losses)/write-backs	(126)	(13)	19	2	(118)
Provisions for other liabilities and charges	(101)	—	(2)	(15)	(118)
Total operating credit impairment (losses)/write-backs, provisions and charges	(227)	(13)	17	(13)	(236)
Profit/(loss) from continuing operations before tax	840	107	147	(101)	993

Revenue from external customers	2,049	243	318	(195)	2,415
Inter-segment revenue	(150)	(50)	(7)	207	—
Total operating income	1,899	193	311	12	2,415

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	218	—	29	—	247
–Insurance, protection and investments	31	—	—	—	31
–Credit cards	46	—	—	—	46
–Non-banking and other fees(2)	4	8	36	4	52
Total fee and commission income	299	8	65	4	376
Fee and commission expense	(193)	—	(11)	(6)	(210)
Net fee and commission income/(expense)	106	8	54	(2)	166

Customer loans	192,366	5,129	17,358	2,673	217,526
Total assets(3)	199,552	9,652	17,358	64,271	290,833
Of which assets held for sale	—	—	—	49	49
Customer deposits	154,759	—	25,305	9,961	190,025
Total liabilities	155,199	1,153	25,326	93,206	274,884
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment loss allowances.
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	Retail Banking(4)	Consumer Finance(4)	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
30 June 2021	£m	£m	£m	£m	£m	£m
Net interest income/(expense)	1,611	135	202	—	(20)	1,928
Non-interest income	106	77	51	—	50	284
Total operating income	1,717	212	253	—	30	2,212
Operating expenses before credit impairment (losses)/write-backs, provisions and charges	(858)	(90)	(181)	—	(212)	(1,341)
Credit impairment (losses)/write-backs	28	20	23	—	(1)	70
Provisions for other liabilities and charges	(67)	—	(5)	—	(118)	(190)
Total operating credit impairment (losses)/write-backs, provisions and charges	(39)	20	18	—	(119)	(120)
Profit/(loss) from continuing operations before tax	820	142	90	—	(301)	751

Revenue from external customers	1,966	255	272	—	(281)	2,212
Inter-segment revenue	(249)	(43)	(19)	—	311	—
Total operating income	1,717	212	253	—	30	2,212

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	172	—	23	—	—	195
–Insurance, protection and investments	32	—	—	—	—	32
–Credit cards	37	—	—	—	—	37
–Non-banking and other fees(2)	1	4	29	—	4	38
Total fee and commission income	242	4	52	—	4	302
Fee and commission expense	(139)	—	(10)	—	(6)	(155)
Net fee and commission income/(expense)	103	4	42	—	(2)	147

31 December 2021
Customer loans	185,608	4,984	16,997	—	3,027	210,616
Total assets(3)	193,214	8,873	16,997	—	74,592	293,676
Customer deposits	156,991	—	25,597	—	9,588	192,176
Total liabilities	157,622	1,173	25,613	—	92,890	277,298
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment loss allowances.
(4)Restated to reflect the resegmentation of the Retail Banking segment into the Retail Banking and Consumer Finance segments described above, and a refinement of our fee and commission income disaggregation.

Geographical information is not provided, as substantially all of Santander UK’s activities are in the UK.
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3. OTHER OPERATING INCOME
In H122, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £1m. In H121, the Santander UK group repurchased certain debt securities as part of ongoing liability management exercises, resulting in a loss of £27m.

4. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES
For the Half Year to

	30 June 2022	30 June 2021
	£m	£m
Staff costs	567	587
Other administration expenses	461	433
Depreciation, amortisation and impairment	158	321
	1,186	1,341
In H122, 'Depreciation, amortisation and impairment' included an impairment charge of £10m (H121: £105m) associated with branch and head office site closures as part of the transformation programme. For more, see Note 17.

5. CREDIT IMPAIRMENT LOSSES AND PROVISIONS
For the Half Year to

	30 June 2022	30 June 2021
	£m	£m
Credit impairment losses/(write-backs):
Loans and advances to customers	114	(33)
Recoveries of loans and advances, net of collection costs	(6)	(13)
Off-balance sheet exposures (See Note 24)	10	(24)
	118	(70)
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 24)	121	191
Releases for residual value and voluntary termination	(3)	(1)
	118	190
	236	120
In H122 and H121 there were no material credit impairment losses on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at FVOCI.
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6. TAXATION

The Santander UK group’s effective tax rate for H122 was 23.5% (H121: 27.2%). The tax on profit from continuing operations before tax differs from the theoretical amount that would arise using the basic corporation tax rate as follows:
For the Half Year to

	30 June 2022	30 June 2021
	£m	£m
Profit from continuing operations before tax	993	751
Tax calculated at a tax rate of 19% (H121: 19%)	189	143
Bank surcharge on profits	70	49
Non-deductible preference dividends paid	5	6
Non-deductible UK Bank Levy	8	14
Non-deductible conduct remediation, fines and penalties	(1)	—
Other non-deductible costs and non-taxable income	6	12
Effect of change in tax rate on deferred tax provision	(22)	12
Tax relief on dividends in respect of other equity instruments	(22)	(32)
Tax on profit from continuing operations	233	204
Interim period corporation tax is accrued based on the estimated average annual effective corporation tax for the year of 25.7% (H121: 25.6%) before including both the impact of the changes in the standard rate of corporation tax (substantively enacted in 2021) and the bank surcharge (substantively enacted in 2022). See Note 9 to the Consolidated Financial Statements in the 2021 Annual Report.

7. DIVIDENDS ON ORDINARY SHARES
£397m interim dividend was declared on the Company’s ordinary shares in issue (H121: £nil).

8. DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2022			31 December 2021
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	14,520	297	316	11,750	159	183
Interest rate contracts	29,832	420	717	25,617	489	708
Equity and credit contracts	1,094	153	35	1,138	166	57
Total derivatives held for trading	45,446	870	1,068	38,505	814	948
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	490	20	2	590	39	—
Interest rate contracts	83,207	1,377	452	80,651	908	737
	83,697	1,397	454	81,241	947	737
Designated as cash flow hedges:
Exchange rate contracts	24,636	1,602	111	22,239	996	338
Interest rate contracts	25,224	223	987	21,329	177	216
Equity derivative contracts	47	5	2	47	7	1
	49,907	1,830	1,100	43,615	1,180	555
Total derivatives held for hedging	133,604	3,227	1,554	124,856	2,127	1,292
Derivative netting(1)	—	(1,783)	(1,783)	—	(1,221)	(1,221)
Total derivatives	179,050	2,314	839	163,361	1,720	1,019
(1)Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was £557m (2021: £189m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £557m (2021: £202m).

IBOR Reform
Note 33 includes details of the notional value of hedging instruments by benchmark interest rate impacted by IBOR reform and the notional amounts of assets, liabilities and off-balance sheet commitments affected by IBOR reform that have yet to transition to an alternative benchmark interest rate.
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9. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2022	31 December 2021
	£m	£m
Loans and advances to customers:
Loans to housing associations	11	12
Other loans	406	502
	417	514
Debt securities	95	112
Equity securities	49	50
	561	676

10. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2022	31 December 2021
	£m	£m
Loans and advances to customers	222,029	214,378
Credit impairment loss allowances on loans and advances to customers	(877)	(828)
Residual value and voluntary termination provisions on finance leases	(22)	(25)
Net loans and advances to customers	221,130	213,525
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level - Credit risk review section of the Risk review.

11. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes structured entities relating to credit protection transactions.

The gross assets securitised, or for the covered bond programme assigned at 30 June 2022 and 31 December 2021 were:

	30 June 2022	31 December 2021
	£m	£m
Mortgage-backed master trust structures:
–Holmes	2,010	2,294
–Fosse	1,910	2,154
	3,920	4,448
Other asset-backed securitisation structures:
–Motor	18	38
	18	38
Total securitisation programmes	3,938	4,486
Covered bond programmes
–Euro 35bn Global Covered Bond Programme	20,245	15,713
Total securitisation and covered bond programmes	24,183	20,199

The following table sets out the internal and external issuances and redemptions in H122 and H121 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	H122	H121	H122	H121	H122	H121	H122	H121
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Mortgage-backed master trust structures:
–Holmes	—	—	—	—	—	—	—	0.3
–Langton	—	—	—	—	—	2.4	—	—
Other asset-backed securitisation structures:
–Motor	—	—	—	—	—	0.1	—	—
–Auto ABS UK Loans	—	—	—	—	—	0.1	—	0.1
Covered bond programme	—	—	—	—	—	—	—	4.5
	—	—	—	—	—	2.6	—	4.9
In H121, all the remaining Langton bonds were redeemed and all the remaining associated mortgages were repurchased by Santander UK plc. There was no gain or loss on redemption.
Auto ABS UK Loans was held in PSA Finance UK Limited (PSA), which was a subsidiary of the Santander UK group. On 30 July 2021, the Santander UK group through Santander Consumer (UK) plc sold its entire 50% shareholding in PSA to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a fellow subsidiary of Banco Santander SA, and Banque PSA Finance SA, the auto finance arm of Group PSA Peugeot Citroën.
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12. REVERSE REPURCHASE AGREEMENTS – NON TRADING

	30 June 2022	31 December 2021
	£m	£m
Agreements with banks	475	447
Agreements with customers	8,318	12,236
	8,793	12,683
13. OTHER FINANCIAL ASSETS AT AMORTISED COST

	30 June 2022	31 December 2021
	£m	£m
Asset backed securities	94	443
Debt securities	62	63
	156	506

14. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2022	31 December 2021
	£m	£m
Debt securities	4,894	5,833
Loans and advances to customers	19	18
	4,913	5,851

15. INTERESTS IN OTHER ENTITIES
There have been no significant changes to the Santander UK group's interests in subsidiaries, joint ventures and unconsolidated structured entities, as set out in Note 19 to the Consolidated Financial Statements in the 2021 Annual Report.

16. INTANGIBLE ASSETS
At 30 June 2022, intangible assets comprised goodwill of £1,199m (2021: £1,203m) and computer software of £339m (2021: £342m).
At 30 June 2022, a review was performed to identify any potential impairment indicators for goodwill. No indicators of impairment were identified and so a full impairment test was not performed for the half year. At 30 June 2022, there were no significant changes in key assumptions that gave rise to an indicator of impairment. Details of the sensitivity of VIU changes to assumptions to achieve nil headroom are set out in Note 20 to the Consolidated Financial Statements in the 2021 Annual Report.
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17. PROPERTY, PLANT AND EQUIPMENT

	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(1)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2022	981	1,056	437	755	258	3,487
Additions	31	29	—	112	32	204
Reclassification to assets held for sale	(109)	(31)	—	—	—	(140)
Disposals	(25)	(268)	(363)	(126)	(23)	(805)
At 30 June 2022	878	786	74	741	267	2,746
Accumulated depreciation:
At 1 January 2022	335	863	435	160	139	1,932
Charge for the period	10	34	—	41	10	95
Impairment during the period	8	2	—	—	—	10
Reclassification to assets held for sale	(62)	(29)	—	—	—	(91)
Disposals	(16)	(265)	(363)	(51)	(1)	(696)
At 30 June 2022	275	605	72	150	148	1,250
Net book value	603	181	2	591	119	1,496
(1) Property, plant and equipment includes assets under construction of £155m (2021: £106m) and investment properties of £20m (2021: £17m).

18. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2022	31 December 2021
	£m	£m
US$30bn Euro Medium Term Note Programme	3	5
Structured Notes Programmes	353	413
Eurobonds	110	142
Structured deposits	346	223
Collateral and associated financial guarantees	15	20
	827	803

19. DEPOSITS BY CUSTOMERS

	30 June 2022	31 December 2021
	£m	£m
Demand and time deposits(1)	189,595	191,764
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,125	1,150
	190,720	192,914
(1)Includes equity index-linked deposits of £520m (2021: £549m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £520m and £2m (2021: £549m and £2m) respectively.

20. DEPOSITS BY BANKS

	30 June 2022	31 December 2021
	£m	£m
Items in the course of transmission	447	414
Deposits held as collateral	1,637	941
Other deposits(1)	33,105	32,507
	35,189	33,862
(1)Includes drawdown from the TFS of £0.0bn (2021: £0.0bn) and drawdown from the TFSME of £31.9bn (2021: £31.9bn).

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21. REPURCHASE AGREEMENTS – NON TRADING

	30 June 2022	31 December 2021
	£m	£m
Agreements with banks	2,558	4,145
Agreements with customers	4,352	7,573
	6,910	11,718

22. DEBT SECURITIES IN ISSUE

	30 June 2022	31 December 2021
	£m	£m
Medium-term notes	13,091	12,911
Euro 35bn Global Covered Bond Programme	15,952	12,760
US$20bn Commercial Paper Programmes	3,434	2,704
Certificates of deposit	1,667	2,387
Credit linked notes	60	59
Securitisation programmes	436	759
	34,640	31,580

23. SUBORDINATED LIABILITIES

30 June 2022	31 December 2021
£m	£m
2,335	2,228

In H122, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £1m. In H121, the Santander UK group repurchased certain debt securities as part of ongoing liability management exercises, resulting in a loss of £27m.

24. PROVISIONS

	Customer remediation	Litigation and other regulatory	Bank Levy	Property	ECL on undrawn facilities and guarantees	Restructuring	Other	Total

	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	44	166	1	74	38	29	14	366
Additional provisions (See Note 5)	25	16	—	1	10	8	84	144
Provisions released (See Note 5)	(12)	(1)	—	—	—	—	—	(13)
Utilisation and other	(8)	(15)	(1)	(11)	(2)	(14)	(83)	(134)
At 30 June 2022	49	166	—	64	46	23	15	363

A £25m customer remediation provision was recognised in H122 relating to the proposed refund of certain charges historically paid by cohorts of mortgage customers.
In H122, Other provisions included charges for operational risk provisions of £78m (H121: £50m), including fraud losses of £63m (H121: £37m).

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25. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	30 June 2022	31 December 2021
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	2,012	1,573
Unfunded pension and post-retirement medical benefits	(29)	(37)
Total net assets	1,983	1,536

a) Defined contribution pension plans
An expense of £30m (H121: £33m) was recognised for defined contribution plans in the period and is included in staff costs within operating expenses (see Note 4).

b) Defined benefit pension schemes
The total amount charged to the income statement was £4m (H121: £23m).
The amounts recognised in other comprehensive income were as follows:

	30 June 2022	30 June 2021
	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	3,352	383
Actuarial gains arising from experience adjustments	296	(30)
Actuarial gains arising from changes in financial assumptions	(3,974)	(1,098)
Pension remeasurement	(326)	(745)

The net assets recognised in the balance sheet were determined as follows:

	30 June 2022	31 December 2021
	£m	£m
Present value of defined benefit obligations	(9,145)	(12,884)
Fair value of scheme assets	11,128	14,420
Net defined benefit assets	1,983	1,536

Actuarial assumptions
The principal actuarial assumptions used for the defined benefit schemes were:

	30 June 2022	31 December 2021
	%	%
To determine benefit obligations(1):
– Discount rate for scheme liabilities	3.8	1.9
– General price inflation	3.1	3.4
– General salary increase	1.0	1.0
– Expected rate of pension increase	3.0	3.2

	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.5	27.5
– Females	30.2	30.1
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	29.1	29.0
– Females	31.7	31.6
(1) The discount rate and inflation related assumptions set out in the table above reflect the assumptions calculated based on the Scheme’s duration and cash flow profile as a whole. The actual assumptions used were determined for each section independently based on each section’s duration and cash flow profile.

The majority of the liability movement over the half year was due to changes in market conditions.

Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		(Decrease)/increase
	Change in pension obligation at period end from	30 June 2022	31 December 2021
Assumption		£m	£m
Discount rate	25 bps increase	(335)	(571)
General price inflation	25 bps increase	239	392
Mortality	Each additional year of longevity assumed	256	478

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26. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2022	31 December 2021
	£m	£m
Guarantees given to third parties	428	363
Formal standby facilities, credit lines and other commitments	37,271	37,385
	37,699	37,748

Where the items set out below can be reliably estimated, they are disclosed in the table above.
There have been no significant changes to the contingent liabilities as set out in Note 31 to the Consolidated Financial Statements in the 2021 Annual Report, except as set out below:

Other legal actions and regulatory matters
Santander UK engages in discussion, and co-operates, with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and tax or enforcement investigations or proceedings in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made. In addition, where it is not currently practicable to estimate the possible financial effect of these matters, no provision is made.
FCA civil regulatory investigation into Santander UK plc financial crime systems, processes and controls, and compliance with the Money Laundering Regulations 2007
During HY 2022 Santander UK plc continued to cooperate with an FCA civil regulatory investigation which commenced in July 2017 into our compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. The FCA’s investigation focuses primarily on the period 2012 to 2017 and includes consideration of high-risk customers including Money Service Businesses. It is not currently possible to make a reliable assessment of any liability resulting from the investigation including any financial penalty.
Payment Protection Insurance
In relation to a specific PPI portfolio of complaints, a legal dispute regarding allocation of liability is in its early stages. The dispute relates to the liability for PPI mis-selling complaints relating to pre-2005 PPI policies underwritten by AXA France IARD and AXA France Vie (together, AXA France - previously Financial Insurance Company Ltd and Financial Assurance Company Ltd respectively) and involves Santander Cards UK Limited (a former GE Capital Corporation entity and distributor of pre-2005 PPI known as GE Capital Bank Limited which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc) and a Banco Santander SA subsidiary Santander Insurance Services UK Limited (together the Santander Entities). During the relevant period, AXA France were owned by Genworth Financial International Holdings, Inc (Genworth).
In September 2015, AXA SA acquired AXA France from Genworth. In July 2017, the Santander Entities notified AXA France that they did not accept liability for losses on PPI policies relating to the relevant period. Santander UK plc entered into a Complaints Handling Agreement (CHA) with AXA France pursuant to which it agreed to handle complaints on their behalf, and AXA France agreed to pay redress assessed to be due to relevant policyholders on a without prejudice basis. A standstill agreement was entered into between the Santander Entities and AXA France as a condition of the CHA.
In July 2020, Genworth announced that it had agreed to pay AXA SA circa £624m in respect of PPI mis-selling losses in settlement of the related dispute concerning obligations under the sale and purchase agreement pursuant to which Genworth sold AXA France to AXA SA. The CHA between Santander UK plc and AXA France terminated on 26 December 2020. On 30 December 2020, AXA France provided written notice to the Santander Entities to terminate the standstill agreement. During 2021, AXA France commenced litigation against the Santander Entities seeking recovery of £636m and any further losses relating to pre-2005 PPI. Judgment in respect of the Santander Entities application for AXA France’s claim to be struck out/summarily dismissed, was handed down by the Commercial Court on 12 July 2022. In summary, the Commercial Court upheld a significant part of the Santander Entities’ strike-out application, striking out AXA France’s claim for contribution against Santander for alleged losses and requiring AXA France to re-plead a significant portion of its other pleadings. The Santander Entities are seeking permission to appeal aspects of the strike out decision on which they were unsuccessful. Overall the dispute remains at an early stage and there are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The litigation and other regulatory provision in Note 24 includes our best estimate of the Santander Entities’ liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to the Santander Entities’ interests in connection with the dispute.
In addition, and in relation to PPI more generally the PPI provision includes an amount relating to legal claims challenging the FCA’s industry guidance on the treatment of Plevin / recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The provision in Note 24 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.

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German dividend tax arbitrage transactions
In June 2018 the Cologne Criminal Prosecution Office and the German Federal Tax Office commenced an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions (known as cum/ex transactions). These transactions allegedly exploited a loophole of a specific German settlement mechanism through short-selling and complex derivative structuring which resulted in the German government either refunding withholding tax where such tax had not been paid or refunding it more than once. The German authorities are investigating numerous institutions and individuals in connection with alleged transactions and practices which may be found to be illegal under German law.
During H122 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact.

Taxation
The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010.
Certain leases in which the Santander UK group is or was the lessor have been under review by HMRC in connection with claims for tax allowances. Under the terms of the lease agreements, the Santander UK group is fully indemnified in all material respects by the respective lessees for any liability arising from the disallowance of tax allowances plus accrued interest. During 2021, an outline agreement in principle in respect of a number of these lease arrangements was reached directly between the lessee and HMRC. This agreement was executed in April 2022, resulting in a final payment by the lessee to HMRC and the conclusion of HMRC’s review. There is no financial impact for the Santander UK group.

Other
On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland (UK&I) multilateral interchange fees (MIFs). Following ring-fencing, all Visa stock is now held by Santander Equity Investments Limited (SEIL), outside the ring fenced bank. In valuing the preferred stock, SEIL makes adjustments for illiquidity and the potential for changes in the conversion rate due to litigation costs. In June 2020, the Supreme Court issued a judgement finding that MIFs restricted competition, and this resulted in a change to the calculation of the fair value adjustments. There has been no change to the fair value adjustment in H122.
In September 2020, pursuant to the scheduled release assessment, Visa released half of the value of the convertible preferred stock. As a result of this release, SEIL was issued with 5,211 units of Series A Convertible Participating Preferred Stock (Series A Preferred Stock). This Series A Preferred Stock was subsequently sold for £82m.
In July 2022, pursuant to the scheduled release assessment, Visa released just over half of the value of the remaining convertible preferred stock. As a result of this release, SEIL was issued with 2,516 units of Series A Convertible Participating Preferred Stock (Series A Preferred Stock). When sold by SEIL, each unit of Series A Preferred Stock will automatically convert into 100 shares of Class A Common Stock of Visa Inc.
In addition, Santander UK and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued to UK&I banks on closing has been reduced to nil. Whilst Santander UK's liability under this indemnity is capped at €39.85m, Visa Inc. may have recourse to a general indemnity in place under Visa Europe Operating Regulations for damages not satisfied through the above mechanism. At this stage, it is unclear whether the litigation will give rise to more than €1bn of losses relating to UK&I MIFs which means it is difficult to predict the resolution of the matter including the timing or the significance of the possible impact.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, entities within the Santander UK group have given warranties and indemnities to the purchasers.

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27. OTHER EQUITY INSTRUMENTS

	Interest rate		30 June 2022	31 December 2021
	%	Next call date	£m	£m
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	496	496
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	7.375	June 2022	—	745
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	5.33	n/a	—	—
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	500	500
- £450m Fixed Rate Reset Perpetual AT1 Capital Securities	4.25	March 2026	450	450
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	6.50	September 2027	750	—
			2,196	2,191
In June 2022, Santander UK Group Holdings plc purchased and redeemed the £750m 7.375% Fixed Rate Reset Perpetual AT1 Capital Securities and issued £750m 6.50% Fixed Rate Reset Perpetual AT1 Capital Securities, which were fully subscribed by the Company’s immediate parent company, Banco Santander SA . The original securities were redeemed at par and £5m of transaction costs that were recognised against the proceeds from the original securities were transferred to retained earnings.

28. NON-CONTROLLING INTERESTS

	Initial interest rate		30 June 2022	31 December 2021
	%	First call date	£m	£m
Santander UK plc issued:
– £300m Step-up Callable Perpetual Reserve Capital Instruments	7.037	February 2026	—	235
			—	235

During H122, the £300m Step-up Callable Perpetual Reserve Capital Instruments were called for value on 14 February 2022 and redeemed at their principal amount.
29. NOTES TO CASH FLOWS
Restatements in the consolidated cash flow
Reverse repurchase agreements with a contractual maturity of greater than 3 months and repurchase agreements were previously included in cash and cash equivalents. As set out in the 2021 Annual Report, with effect from 31 December 2021, such agreements are no longer included in cash and cash equivalents, and have been included in the cash flow statement within ‘change in operating assets' and 'change in operating liabilities’ for ‘reverse repurchase agreements - non trading’ and ‘repurchase agreements - non trading’. Prior periods have been restated. As a result, at 30 June 2021, cash and cash equivalents have been increased by £4,339m.
The presentation of the consolidated cash flow statement has changed to present 'profit before tax' within cash flows from operating activities instead of 'profit after tax'. Prior periods have been restated. As a result, at 30 June 2021, the adjustment for 'non-cash items included in profit' within cash flows from operating activities has been decreased by £213m.
Following a decision by the IFRS Interpretations Committee in April 2022, Santander UK updated its accounting policy to exclude from cash and cash equivalents Reserves Collateralisation Accounts (RCAs) balances held at the BoE relating to Santander UK’s participation in certain payments schemes. Instead, RCAs balances are classified as restricted balances and included within 'change in operating assets' in the cash flow statement. Prior periods have been restated. As a result, opening cash and cash equivalents at 1 January 2022 and 1 January 2021 have been restated by £1,580m and £985m respectively. At 30 June 2021, cash and cash equivalents were reduced by £780m and restricted balances were increased by £780m.n
Other matters
As set out in Note 28, during H122, the non-controlling interests were redeemed.
30. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

Securitisations and covered bonds
As described in Note14 to the Consolidated Financial Statements in the 2021 Annual Report, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 30 June 2022, there were £24,183m (2021: £20,199m) of gross assets in these secured programmes, of which £751m (2021: £767m) related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 30 June 2022, a total of £1,780m (2021: £1,855m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £500m at 30 June 2022 (2021: £500m), or for use as collateral for liquidity purposes in the future.

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31. RELATED PARTY DISCLOSURES
The financial position and performance of the Santander UK group were not materially affected in H122 by any related party transactions, or changes to related party transactions.
32. FINANCIAL INSTRUMENTS
a) Measurement basis of financial assets and liabilities
Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. Note 1 to the Consolidated Financial Statements in the 2021 Annual Report describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised.

Disclosures relating to fair value measurement and hierarchy, valuation techniques and the control framework and related aspects pertaining to financial instruments at fair value are included in the 2021 Annual Report. Valuation, sensitivity methodologies and inputs at 30 June 2022 are consistent with those described in Note 40 to the Consolidated Financial Statements in the 2021 Annual Report. Details regarding fair value measurement under a valuation technique of groups of financial assets and liabilities with offsetting positions in market risks or credit risks, on the basis of net exposure using the exception under IFRS 13, can be found in Note 40(b) to the Consolidated Financial Statements in the 2021 Annual Report.

b) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 30 June 2022 and 31 December 2021. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Details of the valuation methodology of the financial assets and financial liabilities carried at amortised cost can be found in Note 40(e) to the Consolidated Financial Statements in the 2021 Annual Report.

	30 June 2022					31 December 2021
			Fair value		Carrying			Fair value		Carrying
	Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to customers	—	—	219,306	219,306	221,130	—	—	216,279	216,279	213,525
Loans and advances to banks	—	953	—	953	953	—	1,420	—	1,420	1,420
Reverse repurchase agreements - non trading	—	8,785	—	8,785	8,793	—	12,453	226	12,679	12,683
Other financial assets at amortised cost	151	—	—	151	156	164	348	—	512	506
	151	9,738	219,306	229,195	231,032	164	14,221	216,505	230,890	228,134
Liabilities
Deposits by customers	—	231	190,488	190,719	190,720	—	52	192,887	192,939	192,914
Deposits by banks	—	35,023	60	35,083	35,189	—	33,780	82	33,862	33,862
Repurchase agreements - non trading	—	6,910	—	6,910	6,910	—	11,718	—	11,718	11,718
Debt securities in issue	4,788	19,235	10,564	34,587	34,640	4,070	27,084	1,218	32,372	31,580
Subordinated liabilities	870	1,676	—	2,546	2,335	1,019	1,512	238	2,769	2,228
	5,658	63,075	201,112	269,845	269,794	5,089	74,146	194,425	273,660	272,302

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c) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 30 June 2022 and 31 December 2021, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

		30 June 2022				31 December 2021
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	1,919	—	1,919	—	1,193	1	1,194	A
	Interest rate contracts	—	2,018	2	2,020	—	1,574	—	1,574	A & C
	Equity and credit contracts	—	111	47	158	—	118	55	173	B & D
	Netting	—	(1,783)	—	(1,783)	—	(1,221)	—	(1,221)
		—	2,265	49	2,314	—	1,664	56	1,720
Other financial assets at FVTPL	Loans and advances to customers	—	357	60	417	—	440	74	514	A
	Debt securities	—	—	95	95	—	1	111	112	A, B & D
	Equity securities	—	—	49	49	—	—	50	50	B
		—	357	204	561	—	441	235	676
Financial assets at FVOCI	Debt securities	4,894	—	—	4,894	5,833	—	—	5,833	D
	Loans and advances to customers	—	—	19	19	—	—	18	18	D
		4,894	—	19	4,913	5,833	—	18	5,851
Total assets at fair value		4,894	2,622	272	7,788	5,833	2,105	309	8,247

Liabilities
Derivative financial instruments	Exchange rate contracts	—	429	—	429	—	521	—	521	A
	Interest rate contracts	—	2,153	3	2,156	—	1,659	2	1,661	A & C
	Equity and credit contracts	—	24	13	37	—	28	30	58	B & D
	Netting	—	(1,783)	—	(1,783)	—	(1,221)	—	(1,221)
		—	823	16	839	—	987	32	1,019
Other financial liabilities at FVTPL	Debt securities in issue	—	463	3	466	—	555	5	560	A
	Structured deposits	—	346	—	346	—	223	—	223	A
	Collateral and associated financial guarantees	—	15	—	15	—	19	1	20	D
		—	824	3	827	—	797	6	803
Total liabilities at fair value		—	1,647	19	1,666	—	1,784	38	1,822

Transfers between levels of the fair value hierarchy
In H122 there were no significant (H121: no significant) transfers of financial instruments between levels of the fair value hierarchy.

d) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments are disclosed in Note 40(c) to the Consolidated Financial Statements in the 2021 Annual Report. The Santander UK group did not make any material changes to the valuation techniques and internal models it used in H122.

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e) Fair value adjustments
The internal models incorporate assumptions that Santander UK believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when Santander UK considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.
Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The magnitude and types of fair value adjustment are listed in the following table:

	30 June 2022	31 December 2021
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	(15)	(9)
- Uncertainty	29	40
- Credit risk adjustment	5	6
- Funding fair value adjustment	4	3
	23	40

Risk-related adjustments
Risk-related adjustments are driven, in part, by the magnitude of Santander UK’s market or credit risk exposure, and by external market factors, such as the size of market spreads. For more details, see ‘Risk-related adjustments’ in Note 40(g) to the Consolidated Financial Statements in the 2021 Annual Report.

f) Internal models based on information other than market data (Level 3)
Valuation techniques
There have been no significant changes to the valuation techniques as set out in Note 40(h) to the Consolidated Financial Statements in the 2021 Annual Report.

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in H122:

	Assets				Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Total	Derivatives	Other financial liabilities at FVTPL	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	56	235	18	309	(32)	(6)	(38)
Total (losses)/gains recognised:
Fair value movements(2)	(4)	(24)	1	(27)	—	5	5
Foreign exchange and other movements	—	5	—	5	—	—	—
Transfers in	—	—	—	—	(2)	—	(2)
Netting(1)	—	—	—	—	—	(4)	(4)
Settlements	(3)	(12)	—	(15)	18	2	20
At 30 June 2022	49	204	19	272	(16)	(3)	(19)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period(2)	(4)	(19)	1	(22)	—	5	5
(1)This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see ‘ii) Credit protection entities’ in Note 19 to the Consolidated Financial Statements in the 2021 Annual Report.
(2)Fair value movements relating to derivatives and other financial assets at FVTPL are recognised in other operating income in the income statement. Fair value movements relating to financial assets at FVOCI are recognised in the movement in fair value reserve (debt instruments).

Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)
There has been no significant change to the unobservable inputs and sensitivities used in Level 3 fair values as set out in Note 40(h) to the Consolidated Financial Statements in the 2021 Annual Report.
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33. INTEREST RATE BENCHMARK REFORM
The following tables show the notional amounts of assets, liabilities and off-balance sheet commitments at 30 June 2022 and 31 December 2021 affected by IBOR reform that have yet to transition to an alternative benchmark interest rate as provided internally to key management personnel.

				30 June 2022
	GBP(2) LIBOR	USD(2) LIBOR	Other(2)	Total
	£m	£m	£m	£m
Assets
Derivatives(1)	—	1,650	—	1,650
Financial assets at amortised cost	85	204	—	289
	85	1,854	—	1,939
Liabilities
Derivatives(1)	130	1,830	—	1,960
Other financial liabilities at fair value through profit and loss	—	3	—	3
Financial liabilities at amortised cost	—	2,469	—	2,469
	130	4,302	—	4,432
Off-balance sheet commitments given	8	79	—	87

				31 December 2021
	GBP(2) LIBOR	USD(2) LIBOR	Other(2)	Total
	£m	£m	£m	£m
Assets
Derivatives(1	—	1,648	—	1,648
Other financial assets at fair value through profit and loss	8	—	—	8
Financial assets at amortised cost	1,373	81	1	1,455
	1,381	1,729	1	3,111
Liabilities
Derivatives(1)	338	1,975	—	2,313
Other financial liabilities at fair value through profit and loss	—	5	—	5
Financial liabilities at amortised cost	34	2,401	—	2,435
	372	4,381	—	4,753
Off-balance sheet commitments given	338	59	—	397
(1) Many of the Santander UK group's derivatives subject to IBOR reform are standard ISDA contracts and are subject to supplementary ISDA fallback provisions which became effective on 25 January 2021 setting out what floating rates apply on the permanent discontinuation of key IBORs. The Santander UK group adhered to the protocol and implemented the fallback provisions to derivative contracts entered into before 25 January 2021. Where derivative counterparties also adhered to the protocol, fallback provisions were automatically implemented in existing derivative contracts when the supplement became effective. 1-month, 3-month and 6-month GBP & JPY settings for certain legacy contracts have been extended until at least the end of 2022 but not for cleared derivative contracts.
(2) Settings for GBP, JPY & NOK LIBOR & 1-week and 2-month USD LIBOR ceased on 31 December 2021 and for EONIA on 3 January 2022, however, for certain legacy contracts, 1-month, 3-month and 6-month settings for GBP & JPY LIBOR have been extended until at least 31 December 2022. Remaining USD LIBOR settings (overnight, 1-month, 3-month, 6-month and 12-month) will cease on 30 June 2023.

IBOR Reform
The table below shows the notional amount of derivatives in hedging relationships directly affected by uncertainties related to IBOR reform.

	30 June 2022				31 December 2021
	GBP LIBOR	USD LIBOR	Other	Total	GBP LIBOR	USD LIBOR	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Total notional value of hedging instruments
–Cash flow hedges	—	2,881	—	2,881	—	2,586	—	2,586
–Fair value hedges	—	176	—	176	—	160	—	160
	—	3,057	—	3,057	—	2,746	—	2,746
Maturing after cessation date(1)
–Cash flow hedges	—	2,881	—	2,881	—	2,586	—	2,586
–Fair value hedges	—	176	—	176	—	160	—	160
	—	3,057	—	3,057	—	2,746	—	2,746
(1) Settings for GBP, JPY & NOK LIBOR & 1-week and 2-month USD LIBOR ceased on 31 December 2021 and for EONIA on 3 January 2022, however, for certain legacy contracts, 1-month, 3-month and 6-month settings for GBP & JPY LIBOR have been extended until at least 31 December 2022. Remaining USD LIBOR settings (overnight, 1-month, 3-month, 6-month and 12-month) will cease on 30 June 2023.

For more details on interest rate benchmark reform and the Santander UK group’s transition from IBORs to alternative benchmark rates, see Note 42 to the Consolidated Financial Statements in the 2021 Annual Report.
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34. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE
Discontinued operations
Transfer of the CIB Business
Santander UK plc transferred a significant part of its Corporate & Investment Banking business to the London branch of Banco Santander SA under a Part VII banking business transfer scheme, which completed on 11 October 2021. The residual parts of the Corporate & Investment Banking business have been wound down or transferred to other segments.
For the periods prior to its sale, the Corporate & Investment Banking business met the requirements for presentation as discontinued operations.
The financial performance and cash flow information relating to the discontinued operations were as follows:
For the Half Year to

	30 June 2022	30 June 2021
	£m	£m
Net interest income	—	24
Net fee and commission income	—	27
Total operating income	—	51
Operating expenses before credit impairment losses, provisions and charges	—	(22)
Credit impairment losses	—	7
Provisions for other liabilities and charges	—	(3)
Total operating credit impairment losses, provisions and charges	—	4
Profit from discontinued operations before tax	—	33
Tax on profit from discontinued operations	—	(9)
Profit from discontinued operations after tax	—	24
There were no gains or losses recognised on the measurement to fair value less costs to sell or on the disposal of the asset groups constituting the discontinued operations.
In H122, the net cash flows attributable to the operating activities, investing activities and financing activities in respect of discontinued operations were £nil outflow (H121: £1,754m outflow), £nil (H121: £nil) and £nil ( H121: £nil) respectively.

Assets held for sale
Sale of property
Management considered the sale of Santander House and Shenley Wood freehold land and buildings to be highly probable at the balance sheet date. As such, the Santander UK group reclassified these properties as held for sale.
The sale is expected to complete in H2 2023 with no gain or loss.
At 30 June 2022, assets held for sale comprised:

30 June 2022
£m
Assets
Property, plant and equipment	49
Total assets held for sale	49

35. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 30 June 2022 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements.

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Shareholder information
	Contents
	Glossary	78
	Forward looking statements	78
	Risk factors	79

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Glossary
Our glossary of industry and other main terms is available in our 2021 Annual Report. There have been no changes from the glossary in the 2021 Annual Report, except as set out below:

Net Promoter Score (NPS) - Retail
Our customer experience research was subject to independent third party review. We measured the main banking NPS of 5,760 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ending 31 March 2022 compared to the six months ending 30 September 2021, and represents a statistically significant improvement in performance. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest, TSB and RBS. Our 4th placed score was an improvement of +5.5 points, although we note a margin of error which impacts those from 2nd to 6th and makes their rank statistically equivalent.
NPS - Business and corporate
Business and corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 8,921 interviews made in twelve months ended 16 June 2022 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS - recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank and NatWest.

Forward-looking statements
The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.
By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world, could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. For more, see ‘Forward-looking statements’ in the Shareholder information section of the 2021 Annual Report.
Please also refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2021) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the non-exhaustive list of important factors in the 2021 Annual Report, as well as the war in Ukraine and how it could affect our operations and financial position. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Risk factors
An investment in Santander UK Group Holdings plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks. A summary of the material risks is set out in the ‘Shareholder information’ section of the 2021 Annual Report on Form 20-F. The principal risks described in these risk factors remain unchanged, except for the following risk factor which has been added:
The war in Ukraine could materially affect our operations and financial position.
On 24 February 2022, Russia launched a large-scale military action against Ukraine. The Russian military action has caused an ongoing humanitarian crisis in Europe. It has also significantly impacted global commodity and financial markets, leading to supply chain disruptions and increases in the prices of energy, oil, gas and raw materials. This has led to heightened inflation, which has created further challenges for monetary authorities and our customers.
We do not have a presence in Russia and Ukraine and we have negligible direct exposure to Russian and Ukrainian markets and assets. However, the effect of Russia’s military action against Ukraine on global commodity and financial markets and general macroeconomic conditions remains uncertain, and there is a risk that the economic effects of Russia's military action against Ukraine could precipitate a recession in parts of the global economy, which would adversely affect our businesses, results of operations and financial position.
Price pressures on the energy, oil and gas sectors resulting from the Russian military action against Ukraine underline the need to accelerate the decarbonisation transition and present opportunities to finance new energy solutions that can improve energy security in the medium to long term. However, historic reliance on stable and cheap energy has meant that price pressures on the energy, oil and gas sectors resulting from the Russian military action against Ukraine and the resulting increases in energy prices pose risks to economic growth and debt sustainability, contributing to the challenges our customers are facing in terms of cost of living.
The continuation or escalation of the conflict between Russia and Ukraine, including the extension of the conflict to other countries in the region, could lead to further increases in energy prices (particularly gas prices, if supplies to Europe remain interrupted) and heightened inflationary pressures. This could lead to further increases in interest rates, impact financial market stability in the Eurozone and worsen the current cost of living crisis our customers are facing. Such developments would negatively affect the payment capacity of some of our customers, whose likely need for increased support will place additional pressures on the staff in our financial support and call centres.
In response to the Russian military action against Ukraine, the United States, the European Union, the United Kingdom and other jurisdictions have imposed, and may further impose, financial and economic sanctions and export controls against Russia, Belarus and the so-called Luhansk People’s Republic. Russia has implemented certain countermeasures in response. The scale of sanctions is unprecedented, complex and rapidly evolving, posing continuously increasing operational and compliance risks to Santander UK. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, have resulted in an increasingly fragmented macroeconomic, trade and regulatory environment. Currently, we do not have any loans, credits or contingencies affected by the recent sanctions imposed on Russia. However, we cannot predict whether any of the countries in which we operate will enact additional economic sanctions or trade restrictions in response to the Russian military action against Ukraine or the impact such additional sanctions or restrictions may have on us which may include increased costs and regulatory burdens associated with the compliance of the evolving and complex sanctions landscape. The heightened regulatory, political and media focus on our response to this crisis may also increase our exposure to conduct and reputational risks.
Furthermore, the disruption and volatility in the global financial markets caused by the Russian invasion and the potential of further tightening of financial market conditions due to the conflict could have a material adverse effect on Santander UK’s ability to access funding, capital and liquidity on financial terms acceptable to it and result in an increase in Santander UK’s cost of funding due to widening of credit spreads. This could have a material adverse effect on Santander UK’s operations, financial condition and prospects.
In addition, the risk of cyberattacks on companies and institutions could also increase as a result of Russia’s military action against Ukraine and in response to the consequent sanctions imposed by the United States, the European Union, the United Kingdom and other jurisdictions. Such attacks could adversely affect our ability to maintain or enhance our cyber security and data protection measures. While we also continue to see increasing ransomware attacks across sectors driven by supply chain tool compromises, and expect this trend to continue, we have not experienced any notable information or cyber security incidents in H122. We are actively monitoring this situation.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS plc

By:	/s/ Mike Regnier
Mike Regnier
Chief Executive Officer
Dated: 15 August, 2022